

INTERNAL

November 2022

Management's Discussion and Analysis and Condensed Quarterly Financial Statements: 30 September 2022 (Unaudited)

Asian Development Bank

CONTENTS

FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Under Strategy 2030, which sets the direction for the Asian Development Bank (ADB) to respond effectively to the changing needs of Asia and the Pacific, ADB continues to sustain its efforts to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. Strategy 2030's vision is more relevant today as (i) the pandemic reversed development gains in the region particularly for the poor and vulnerable; (ii) developing member countries (DMCs) are adversely impacted by rising food and fuel prices; (iii) economic recovery is expected to prolong; and (iv) extreme weather events linked to climate change are more frequent and intense. As the development needs of DMCs become more demanding and the operating environment gets more complex, ADB continues to boost its capacity to deliver high-quality solutions and innovative initiatives efficiently and in a timely manner.[1]

Financial Results: Ordinary capital resources (OCR) reported net income of $1,561 million ($442 million – 2021) and allocable net income of $764 million ($899 million – 2021) for the nine months ended 30 September 2022. The net income increased mainly due to the unrealized gains from fair value changes of financial instruments. The allocable net income (non-GAAP measure) decreased due to the lower net realized gains from divestment of equity investments.

The OCR balance sheet remained sound, while it was marginally impacted by rising interest rates and strengthening United States (US) dollar. Loans outstanding balance at 30 September 2022 stood at $137.7 billion ($137.2 billion – 31 December 2021). Liquidity investments after swaps increased by $9.1 billion from $44.9 billion at the end of 2021 to $54.0 billion as of 30 September 2022, mainly to prefund the net cash requirements. Borrowings after swaps increased by $12.5 billion to $147.7 billion at 30 September 2022 from $135.2 billion at the end of 2021. For the nine months ended 30 September 2022, ADB issued $34.8 billion bonds ($31.9 billion – 30 September 2021).

Reference Rate Transition: Starting 1 January 2022, the Flexible Loan Product (FLP) has been the primary loan product for sovereign regular OCR and nonsovereign operations replacing the London interbank offered rate (LIBOR)-based loan (LBL). The cost-base rate changed from LIBOR to the Secured Overnight Financing Rate (SOFR) for US dollar-denominated loans and to the Tokyo Overnight Average Rate (TONA) for yen-denominated loans. All sovereign regular OCR LBLs completed the transition to FLP loans on 30 June 2022. Nonsovereign LBLs are expected to complete the transition to FLP loans by 30 June 2023.

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[1] ADB. 2022. *Work Program and Budget Framework, 2023-2025.*

I.   OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter).[2] ADB is owned by 68 members, 49 of which are regional members providing 63.4% of its capital and 19 nonregional members providing 36.6% of its capital.

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are funded through ordinary capital resources (OCR), Special Funds, and trust funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally funded by contributions and administered by ADB as the trustee.

ADB also offers debt management products to its sovereign and sovereign-guaranteed borrowers and entities fully guaranteed by members such as interest rate swaps and cross currency swaps (including local currency swaps) for their third-party liabilities. In addition, ADB provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loans, equity investments, and credit enhancement products such as guarantees and syndications.

ADB continued to focus on implementing Strategy 2030, its long-term corporate strategy, to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. ADB delivered total commitments of $8 billion ($9.1 billion – 2021) and total disbursements of $12.3 billion ($11.9 billion – 2021) during the nine months ended 30 September 2022. ADB also continued its efforts to address the impacts of the COVID-19 pandemic and delivered $4.4 billion commitments ($4.8 billion – 2021) and $6.1 billion disbursements ($4.1 billion – 2021) during the nine months ended 30 September.[3]

ADB is mostly on track to meet its Strategy 2030 goals as measured by progress toward the corporate results framework, 2019–2024. ADB expects to meet its targets on gender, education, and health because of renewed DMC demand to enhance social protection and service delivery, particularly to the poor and vulnerable including women. ADB also anticipates meeting its climate-related targets by 2024 but needs to ramp up efforts to realize its ambition for $100 billion in cumulative climate finance by 2030. ADB expects its new operating model, developed through an organizational review, to drive its aspiration to become the climate bank for Asia and the Pacific (footnote 1).

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[2] ADB. 1966. *Agreement Establishing the Asian Development Bank*. Manila
[3] The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

II. ORDINARY CAPITAL RESOURCES

OCR provides financial assistance to sovereign and nonsovereign borrowers in DMCs in the form of loans, equity investments, and other debt securities. In addition to direct lending, OCR also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects and provides transaction advisory services to sovereign and nonsovereign clients.

Funding of OCR lending, investment and other ordinary operations comes from three distinct sources: borrowings from the capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves). To fund its OCR operations, ADB issues debt securities in the international and domestic capital markets. ADB's debt securities carry the highest possible investment ratings from three major international credit rating agencies. The funding strategy is aimed at ensuring availability of funds for operations at the most stable and lowest possible cost. Such strategy has enabled OCR to achieve cost-efficient funding levels for its borrowing members.

A. Basis of Financial Reporting

ADB's basis of financial reporting are (i) statutory reporting, which is in accordance with accounting principles generally accepted in the United States (US GAAP) reporting requirements, and (ii) management reporting, which is used as the primary measure to make financial management decisions and to monitor key financial ratios. The key financial performance indicator under these two bases is net income for statutory reporting and allocable net income for management reporting.

Statutory reporting. ADB prepares OCR financial statements in accordance with US GAAP. ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under the accounting standards does not make fully evident ADB's risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the year as part of net income. To apply a consistent accounting treatment between the borrowings and their related swaps, ADB elects to measure all borrowings that are swapped or are intended to be swapped in the future at fair value. All investments for liquidity purpose, other debt securities classified as available for sale, and equity investments (except for those accounted for under the equity method) are reported at fair value. ADB continues to report its loans, other debt securities classified as held-to-maturity, and the remaining borrowings at amortized cost.

Management reporting (non-GAAP measure). ADB also reports OCR financial results based on internal management reporting basis which is used as the primary measure to make financial management decisions and to monitor key financial ratios.

ADB reports allocable net income, which is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments reported in the cumulative revaluation adjustments account.[4] The cumulative revaluation adjustments account sets aside the impact of unrealized gains or losses from fair value changes associated with certain financial instruments

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[4] ADB's Charter stipulates that the Board of Governors shall determine the allocation of net income annually.

4

and from translation adjustments of non-functional currencies, and unrealized gains or losses from equity investments accounted for under the equity method.

ADB intends to hold most borrowings and swaps until maturity or call, hence interim net unrealized gains and losses reported under the statutory reporting basis will generally converge with the net realized income and expenses that ADB recognizes over the life of these financial instruments.

For equity investments, ADB generally holds its investments until ADB's development role has been fulfilled. Any gains or losses from equity investments recorded at fair value are realized and are deemed available for allocation when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the allocable net income until the exit date.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 September 2022 is provided in the Appendix.

B.   Overall Financial Results

OCR reported net income of $1,561 million ($442 million – 2021) and allocable net income of $764 million ($899 million – 2021) for the nine months ended 30 September 2022. Table 1 presents the overall financial results for the nine months ended 30 September 2022 and 2021.

Table 1: Overall Financial Results for the Nine Months Ended 30 September
($ million)

Item	2022	2021	Change
Revenue from loans — operations[a]	**1,932**	**1,179**	**753**
Sovereign regular	1,225	542	683
Sovereign concessional	501	494	7
Nonsovereign	206	143	63
Revenue from investments for liquidity purpose	**608**	**428**	**180**
Interest	650	411	239
Realized (losses) gains on sale of investments	(42)	17	(59)
Revenue from equity investments — operations	**81**	**246**	**(165)**
Net realized gains[b]	53	126	(73)
Dividends and others	12	2	10
Realized losses on equity method investments[c]	(5)	(2)	(3)
Unrealized gains on equity method investments[c]	21	120	(99)
Revenue from guarantees — operations	**23**	**27**	**(4)**
Revenue from other debt securities — operations	**29**	**46**	**(17)**
Interest and others	28	28	–
Realized gains	1	18	(17)
Revenue from other sources	**42**	**42**	**–**
Borrowings and related expenses[d]	**(1,331)**	**(355)**	**(976)**
Release of provision for credit losses	**6**	**48**	**(42)**
Administrative expenses — OCR	**(568)**	**(605)**	**37**
Other expenses	**(14)**	**(10)**	**(4)**
Net unrealized gains (losses)	**753**	**(604)**	**1,357**
Fair value changes	817	(494)	1,311
Reclassification of unrealized gains on divested equity investments[e]	(57)	(111)	54
Translation adjustments of nonfunctional currencies	(7)	1	(8)
Net income	**1,561**	**442**	**1,119**
Appropriation of guarantee fees to special reserve	**(23)**	**(27)**	**4**
Net income after appropriation of guarantee fees to special reserve	**1,538**	**415**	**1,123**
Adjustments	**(774)**	**484**	**(1,258)**
Net unrealized (gains) losses	(753)	604	(1,357)
Unrealized gains on equity method investments[c]	(21)	(120)	99
Allocable net income (non-GAAP measure)	**764**	**899**	**(135)**

( ) = negative, – = nil, ADB = Asian Development Bank, OCR = ordinary capital resources.

[a] Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes funding costs.

[b] Includes $53 million ($127 million – 2021) realized gains on disposal of equity investments. 2021 is net of $1 million impairment loss on equity method investments.

[c] Pertains to ADB's proportionate share of gains or losses from equity method investments.

[d] Net of $1 million (nil – 2021) realized gains from early redemption of borrowings.

[e] Disposal of equity investments in 2022 resulted in reclassification of the unrealized gains up to 31 December 2021 of $57 million ($111 million – up to 31 December 2020) to realized gains. The realized gains up to the date of disposal in 2022 amounted to $53 million ($127 million – 2021).

Net income. Net income for the nine months ended 30 September 2022 increased to $1,561 million, from $442 million reported in 2021, mainly due to the unrealized gains from fair value changes of financial instruments.

Allocable net income.[5] OCR allocable net income for the nine months ended 30 September 2022 decreased to $764 million, compared with $899 million in 2021, driven by the lower net realized gains from divestment of equity investments.

The change in net income and allocable net income were driven by the following factors.

- Revenue from loans increased by $753 million compared to the same period in 2021 mainly because of the higher average interest rates applied to sovereign regular OCR loans and increase in average loans outstanding in 2022 (Figure 1),

- Revenue from investments for liquidity purpose increased by $180 million compared to the same period in 2021 mainly because of the $239 million increase in interest revenue driven by the yield improvement and slight increase in average balances (Figure 1), offset by the realized losses resulting from divestments in rising interest rate environment ($42 million realized losses – 2022; $17 million realized gains – 2021),

- Revenue from equity investments, excluding unrealized gains on equity method investments, decreased by $66 million ($60 million – 2022, $126 million – 2021) mainly due to the lower net realized gains from divestments,

- Borrowings and related expenses increased by $976 million compared to the same period in 2021 mainly because of the rising interest rates and increase in average outstanding borrowings in 2022 (Figure 1). Consistent with the market movements, average cost of borrowings under management reporting basis for the nine months ended 30 September 2022 increased to 1.3% from 0.4% of the same period in 2021.

- Release of provision for credit losses amounted to $6 million for the nine months ended 30 September 2022. The release was mainly because of the decrease in nonsovereign expected loss due to lower nonsovereign projected default rates, offset by the increase in sovereign expected loss.

- Administrative expenses of OCR decreased by $37 million primarily because of the lower net periodic pension and post-retirement medical benefit costs due to improved funded status at the end of 2021.



Figure 1: Average Outstanding Balances of Major Balance Sheet Items ($ million)

Notes: Average balance after swaps, including the impact of fair value changes associated with related derivatives. Loans include unamortized net loan origination costs and allowances for credit losses. Investments for liquidity purpose include securities purchased under resale arrangements and securities transferred under repurchase agreements. Borrowings include accrued interest, payable under repurchase agreements, unamortized discount or premium and issuance expense.

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5 Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.

- $753 million net unrealized gains for the nine months ended 30 September 2022 ($604 million net unrealized losses – 2021) was largely due to the fair value gains of borrowings and related derivatives driven mainly by the rising interest rates and basis spreads movement (Table 2).

**Table 2: Details of Net Unrealized Gains (Losses)
for the Nine Months Ended 30 September**
($ million)

Item	2022	2021	Change
Fair value changes from:	**817**	**(494)**	**1,311**
Borrowings and related derivatives	432	(902)	1,334
Loans related derivatives	176	302	(126)
Investments related derivatives	166	106	60
Equity investments	43	(0)	43
Reclassification of unrealized gains on divested equity investment	**(57)**	**(111)**	**54**
Translation adjustments of nonfunctional currencies	**(7)**	**1**	**(8)**
Total	**753**	**(604)**	**1,357**

( ) = negative
Note: 0 = amount less than $0.5 million.

Selected Financial Data. Selected financial data are presented in Table 3. For the nine months ended 30 September 2022, under statutory reporting, return on equity and return on earning assets increased because of higher net income compared to the same period in 2021. Under management reporting basis, the return on earning assets and return on equity decreased because of the lower allocable net income. Return on loans, under both reporting bases, increased because of the higher interest revenue generated from loans. Return on investments for liquidity purposes, under both reporting bases, increased because of the yield improvement in 2022 compared to the same period in 2021. Cost of borrowings under management reporting basis increased due to the rising interest rates while cost of borrowings under statutory reporting remained stable because the higher interest expenses were offset by the unrealized gains on borrowings and related derivatives.

Table 3: Selected Financial Data
(%, unless otherwise stated)

Item	30 September 2022	30 September 2021	31 December 2021
Operational Highlights ($ million)			
Loans, Guarantees, EI, and ODS Committed[a]	7,380	8,762	22,180
Loans, EI, and ODS Disbursements	11,766	11,677	17,828
Loans and ODS Principal Repayments and Prepayments	6,713	5,833	8,514
Loans, EI, and ODS Outstanding	139,753	136,345	139,308
Statutory Reporting Basis			
Net Income ($ million)	1,561	442	730
Return on Earning Assets[b]	1.0	0.4	0.4
Return on Equity[c]	3.5	1.3	1.4
Return on Loans[d]	1.8	1.3	1.4
Return on Investments for Liquidity Purpose[e]	2.0	1.4	1.5
Cost of Borrowings[f]	1.0	1.0	1.0
Management Reporting Basis (non-GAAP measure)[g]			
Allocable Net Income[h] ($ million)	764	899	1,161
Return on Earning Assets[b]	0.5	0.6	0.6
Return on Equity[c]	1.9	2.2	2.2
Return on Loans[d]	1.8	1.1	1.2
Return on Investments for Liquidity Purpose[e]	1.7	1.2	1.2
Cost of Borrowings[f]	1.3	0.4	0.3
Capital Utilization Ratio[i]	80.0	73.7	74.0

EI = equity investments, ODS = other debt securities.
Note: All ratios are annualized and based on average monthly balances. Amounts and ratios are year-to-date figures except for outstanding balances and capital utilization ratio, which are as of period-end.
[a] Includes commitments under the private sector programs namely, the Trade and Supply Chain Finance and the Microfinance Risk Participation and Guarantee Program.
[b] Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average earning assets. Earning assets comprise investments for liquidity purpose, loans outstanding, equity investments, and other debt securities (all after swaps, if applicable).
[c] Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average equity balances.
[d] Interest revenue on loans, commitment fees, other revenue or expenses on loans and related swaps, and gains or losses on related swaps divided by average outstanding loans after swaps.
[e] Interest revenue and gains or losses on investments and related swaps divided by average balances of investments after swaps.
[f] Financial expenses and gains or losses on borrowings and related swaps divided by average outstanding borrowings after swaps.
[g] Management reporting basis ratios exclude impact of unrealized gains or losses from fair value changes associated with certain financial instruments, proportionate share in unrealized gains or losses from equity investments accounted for under the equity method, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.
[h] Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.
[i] Capital utilization ratio is the ratio of the total economic capital used to usable equity.

1. Loans

Loans—operations. ADB's OCR lending falls into two categories: sovereign and nonsovereign. Sovereign loans consist of sovereign regular OCR loans and sovereign concessional OCR loans. Sovereign regular OCR loans are available to sovereign and sovereign-guaranteed borrowers in ADB DMCs that have attained higher economic development and sovereign concessional OCR loans are available for the poorest and most vulnerable members of ADB. ADB also provides lending without sovereign guarantee to privately-held or state-owned or subsovereign entities. In its nonsovereign operations, ADB provides financial assistance based on market-based terms and conditions. ADB, as needed, will help mobilize additional debt from diverse institutions, such as private and public financial institutions and development partners.

OCR offers lending products broadly in three modalities:

- Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects and focuses on project implementation. Disbursements in this modality are linked to expenditures for inputs. Nonsovereign loans fall under this modality.

- Policy-based – This modality provides sovereign budget support for structural reforms and development expenditure programs in developing member countries. In certain circumstances, it may also be used to provide balance of payments or counter-cyclical fiscal support. It is linked to the implementation of policy reforms, disbursed quickly, and targeted to sector-wide and economy-wide impact.

- Results-based – It supports government-owned sector programs and disburses ADB funds based on the achievement of program results.

As of 30 September 2022, OCR's loans outstanding was $137,708 million ($137,163 million – 31 December 2021), of which $101,817 million were sovereign regular OCR loans ($98,352 million – 31 December 2021), $30,110 million were sovereign concessional OCR loans ($32,180 million – 31 December 2021) and $5,781 million were nonsovereign loans ($6,631 million – 31 December 2021). Table 4 shows OCR's loans outstanding by modality.

Table 4: OCR Loans Outstanding by Modality
as of 30 September 2022 and 31 December 2021
($ million)

	Sovereign			
	Regular	Concessional	NSO	Total
30 September 2022				
Project Loan	66,605	20,609	6,256	93,470
Policy-based Loan	30,898	9,276	–	40,174
Results-based Loan	4,204	575	–	4,779
Total Outstanding	101,707	30,460	6,256	138,423
Accounting adjustments[a]	217	(159)	(40)	17
	101,924	30,301	6,215	138,440
Allowance for credit losses on loans	(107)	(191)	(434)	(732)
Loans Outstanding	**101,817**	**30,110**	**5,781**	**137,708**
31 December 2021				
Project Loan	64,454	22,501	7,153	94,108
Policy-based Loan	29,698	9,435	–	39,133
Results-based Loan	4,049	578	–	4,627
Total Outstanding	98,201	32,514	7,153	137,868
Accounting adjustments[a]	212	(173)	(47)	(8)
	98,413	32,341	7,106	137,860
Allowance for credit losses on loans	(61)	(161)	(475)	(697)
Loans Outstanding	**98,352**	**32,180**	**6,631**	**137,163**

– = nil, ( ) = negative, NSO = nonsovereign, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.
[a] Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

Expected credit loss. ADB measures expected credit losses for loans, guarantees, and held-to-maturity debt securities. Credit losses are measured over the contractual term (lifetime) of the asset or commitment based on all available information: historical experience, current conditions, and macroeconomic forecasts. ADB is also exposed to credit risks to off-balance sheet exposures and records a liability for credit losses on undisbursed loan and certain other debt securities commitments and guarantees.

As of 30 September 2022, total allowance for credit losses and liability for credit losses on off-balance sheet exposures decreased to $829 million ($863 million – 31 December 2021), primarily attributed to the decrease in nonsovereign expected loss due to lower nonsovereign projected default rates, offset by the increase in sovereign expected loss during the first nine months of 2022. Allowance for credit losses and liability for credit losses on off-balance sheet exposures are summarized in Table 5.

**Table 5: Summary of Allowance for Credit Losses and
Liability for Credit Losses on Off-Balance Sheet Exposures**
($ million)

Item	30 September 2022	31 December 2021
Allowance for credit losses on loans	**732**	**697**
Sovereign regular OCR loans	107	61
Sovereign concessional OCR loans[a]	191	161
Nonsovereign loans	434	475
Allowance for credit losses on other debt securities	**6**	**12**
Liability for credit losses on off-balance sheet exposures	**91**	**154**
Total[b]	**829**	**863**

OCR = ordinary capital resources.

Note: Numbers may not sum precisely because of rounding.

[a] Include allowance for heavily indebted poor countries debt relief ($43 million – 30 September 2022, $43 million – 31 December 2021).

[b] Excludes recoveries from risk transfer arrangements.

Status of loans. ADB places loans in non-accrual status when the principal, interest or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower's loan is placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. As of 30 September 2022, there was one sovereign concessional loan borrower with 11 loans in non-accrual status with outstanding amount of $505 million (nil – 31 December 2021) and there were six nonsovereign borrowers with six loans in non-accrual status with outstanding amount of $196 million (five nonsovereign borrowers with five loans with outstanding amount of $194 million – 31 December 2021).

Summary of loan activities. Table 6 shows the summary of loan commitments and Table 7 shows the disbursements and repayments for sovereign regular OCR, sovereign concessional OCR and nonsovereign loans. For the nine months ended 30 September 2022, the total OCR loan commitments was $5,127 million ($6,394 million – 2021). The $1,267 million or 20% decrease in commitments was mainly due to the decrease in sovereign regular and concessional OCR project loan commitments, partially offset by the increase in policy-based loan commitments. The total loan disbursements during the nine months ended 30 September 2022 slightly increased to $11,556 million from $11,520 million due to higher policy-based disbursements for COVID19-response, partially offset by the lower concessional OCR project-based disbursements, during the same period in 2021.

**Table 6: OCR Loan Commitments
for the Nine Months Ended 30 September**
($ million)

	2022		2021		
	Number[a]	Amount	Number[a]	Amount	Change
Sovereign Regular	**15**	**3,868**	**22**	**4,556**	**(688)**
Project	9	2,748	18	3,801	(1,053)
Policy-based	6	1,120	4	755	365
Results-based	–	–	–	–	–
Sovereign Concessional	**11**	**870**	**10**	**1,367**	**(497)**
Project	7	415	9	1,347	(932)
Policy-based	4	455	1	20	435
Results-based	–	–	–	–	–
Nonsovereign—Project	**10**	**389**	**16**	**471**	**(82)**
Total	**36**	**5,127**	**48**	**6,394**	**(1,267)**

– = nil, ( ) = negative, OCR = ordinary capital resources
Note: Amounts are based on exchange rates at loan signing date.
[a] Commitments for sovereign loans and nonsovereign project loans are counted based on the number of loans committed.

**Table 7: OCR Loan Disbursements and Repayments
for the Nine Months Ended 30 September**
($ million)

	2022		2021	
	Disbursements	Repayments[a]	Disbursements	Repayments[a]
Sovereign Regular	**9,142**	**3,614**	**8,709**	**3,461**
Project	5,113	2,436	4,762	2,146
Policy-based	3,710	1,089	3,628	1,228
Results-based	320	89	319	87
Sovereign Concessional	**1,538**	**1,339**	**1,786**	**1,370**
Project	866	1,014	1,605	1,050
Policy-based	645	320	150	314
Results-based	27	5	31	6
Nonsovereign[b]	**876**	**1,606**	**1,025**	**884**
Total	**11,556**	**6,559**	**11,520**	**5,715**

OCR = ordinary capital resources
Note: Numbers may not sum precisely because of rounding.
[a] Includes prepayment of $40 million for 15 sovereign regular OCR loans and $653 million for 14 nonsovereign loans for the nine months ended 30 September 2022 ($8 million for two sovereign regular OCR loans and $28 million for four nonsovereign loans – 2021). Amounts are based on the United States dollar equivalent as of receipt of payment.
[b] Includes loan disbursement and repayments under the private sector programs.

Table 8 shows the summary of OCR loans for the COVID-19 response, comprising commitments and disbursements for sovereign regular OCR, sovereign concessional OCR and nonsovereign loans.

**Table 8: Summary of OCR Loan Activities for COVID-19 Response
for the Nine Months Ended 30 September**
($ million)

Item	Commitments[a]			Disbursements[b]		
	2022	2021	Change	2022	2021	Change
Sovereign Regular	1,470	1,212	258	4,781	2,665	2,116
Sovereign Concessional	590	1,181	(591)	695	947	(252)
Nonsovereign—Project	100	66	34	108	188	(80)
Total	**2,160**	**2,459**	**(299)**	**5,584**	**3,800**	**1,784**

( ) = negative, APVAX = Asia Pacific Vaccine Access Facility, COVID-19 = coronavirus disease, OCR = ordinary capital resources.
[a] Amounts are based on the United States dollar equivalent at the time of loan signing. Includes commitments under the APVAX of $105 million for concessional OCR loans in 2022 ($1,029 million for regular OCR loans and $1,145 million for concessional OCR loans – 2021).
[b] Includes disbursements under the APVAX of $904 million for regular OCR loans and $4 million for concessional OCR loans in 2022 ($753 million for regular OCR loans and $798 million for concessional OCR loans – 2021).

**Table 9: OCR Loans Outstanding by Product
as of 30 September 2022 and 31 December 2021**
($ million)

	Sovereign				Nonsovereign	
	Regular		Concessional			
Product	2022	2021	2022	2021	2022	2021
Flexible loan product[a]	101,227	n/a	n/a	n/a	381	n/a
LIBOR-based loans[b]	–	97,630	n/a	n/a	4,421	5,578
Local currency loans	115	71	n/a	n/a	1,454	1,575
Concessional loans	n/a	n/a	30,460	32,514	n/a	n/a
Pool-based single currency loans[b]	365	499	n/a	n/a	n/a	n/a
Total Oustanding	101,707	98,201	30,460	32,514	6,256	7,153
Accounting adjustments[c]	217	212	(159)	(173)	(40)	(47)
Allowance for credit losses	(107)	(61)	(191)	(161)	(434)	(475)
Loans Outstanding	**101,817**	**98,352**	**30,110**	**32,180**	**5,781**	**6,631**

– = nil, n/a = not applicable, ( ) = negative, FLP = Flexible loan product, LIBOR = London interbank offered rate, LBL = LIBOR-based loan, OCR = Ordinary capital resources, PSCL = Pool-based single currency loan
Note: Numbers may not sum precisely because of rounding.
[a] Includes fixed rate loans for sovereign regular OCR amounting to $7,429 million and $158 million for nonsovereign.
[b] All sovereign regular OCR LBLs completed the transition to FLP loans on 30 June 2022. Nonsovereign LBLs are expected to complete the transition to FLP loans by 30 June 2023. LBLs and PSCLs are legacy loan products and are no longer offered. Sovereign regular OCR LBLs include fixed rate loans amounting to $8,585 million as of 31 December 2021. Nonsovereign LBLs include fixed rate loans amounting to $463 million as of 30 September 2022 ($658 million – December 2021).
[c] Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

Sovereign regular OCR loans. Starting 1 January 2022, the FLP has been the primary loan product for sovereign regular OCR replacing the LIBOR-based loan (LBL). The cost-base rate[6] changed from LIBOR to the Secured Overnight Financing Rate (SOFR) for US dollar-denominated loans and to the Tokyo Overnight Average Rate (TONA) for yen-denominated loans. FLP loans has a lending rate consisting of the cost-base rate, lending spread, rebates or surcharges, and maturity premiums, if applicable (Table 10). If the lending rate calculated for any 6-month interest period is negative, the interest rate floor of zero will apply. All sovereign regular OCR LBLs completed the transition to FLP loans on 30 June 2022.

The FLP is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low

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[6] The Euro Interbank Offered Rate (EURIBOR) and New Zealand Dollar (NZD) bank bill rate will continue to be used for Euro and NZD loans, respectively.

intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) a currency conversion to an approved currency; (ii) an interest rate conversion from floating to fixed or vice-versa; and (iii) an establishment of an interest rate cap or an interest rate collar on a floating rate. During the nine months ended 30 September 2022, ADB executed five interest rate and currency conversions totaling $2 billion (six interest rate and currency conversions totaling $1,022 million and five interest rate conversions totaling $655 million – 2021).

Local currency loans (LCLs) are offered to sovereign borrowers in different local currencies which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

LCLs may be made on a fixed or floating rate basis with an effective contractual spread. Floating rate LCLs typically reset every three or six months. The cost-base rate of an LCL is determined by its financing mode. Table 10 shows the summary of charges on sovereign regular OCR FLP loans and LCL as of 30 September 2022.

Table 10: Summary of Charges on Sovereign Regular OCR
Flexible Loan Product and Local Currency Loans as of 30 September 2022
(basis point)

Item	Approved on or after 1 January 2021	Negotiated from 1 October 2007 to 31 December 2020	Negotiated prior to 1 October 2007	CSF[a] and SPBL	CPRO
A. Cost-Base Rate					
1. US dollar	6-month SOFR compounded in arrears				
2. Yen	6-month TONA compounded in arrears				
3. Euro	6-month EURIBOR				
4. New Zealand dollar	6-month Bank Bill Rate				
B. Lending Spread[b]			60	75 or 200	50
Negotiated on or after 1 January 2014	50				
C. Maturity Premium[c]					
1. Average loan maturity of < or = 9 years	0	0			
2. Average loan maturity of >9 years up to 13 years	0 – 40	0			
3. Average loan maturity of >13 years up to 16 years	0 – 50	10			
4. Average loan maturity of >16 years up to 19 years	0 – 75	20			
D. Surcharge or (Rebate)[d]					
1. US dollar		16	16	19	24
2. Yen		(36)	(36)		
3. Euro		2			1
4. New Zealand dollar		52			52
E. Commitment Charges[e]		15		75	15

( ) = negative, CPRO = COVID-19 pandemic response option, CSF = Countercyclical Support Facility, EURIBOR = Euro interbank offer rate, FLP = Flexible loan product, LCL = Local currency loan, OCR = Ordinary capital resources, SOFR = Secured overnight financing rate, SPBL = Special policy-based loan, TONA = Tokyo overnight average rate, US = United States.

[a] In May 2022, the Board of Directors approved to update the financing term of CSF to set the spread at 75 basis points.
[b] 20-40 contractual spread were applied for loans negotiated on or after 1 October 2007 to 31 December 2013.
[c] For loans which formal negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan. A limit of 19 years applies to the average loan maturity of FLP loans and LCLs. For all loans to regular OCR-only borrowing countries, approved on or after 1 January 2021, a new pricing structure was implemented to adjust the pricing framework and introduce diversity in the current flat pricing structure for countries in different stages of development. The new maturity premium is applied for the life of a loan regardless of country group changes during the tenor of the loan.
[d] To maintain the principle of the cost pass-through pricing policy, ADB passes on its actual funding cost margin to its borrowers through a surcharge or rebate and these are incorporated into the interest rate for the succeeding interest period. Rebates or surcharges for all FLPs are determined in January and July every year on the basis of the average funding cost margin below or above the relevant benchmark for the preceding 6 months. The information presented is applicable for 1 July to 31 December 2022.
[e] The commitment charge is levied on undisbursed balances beginning 60 days after signing of the applicable loan agreement. For loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 0.25% or 0.10% of the committed loan amount depending on contingent disaster financing option.

Sovereign concessional OCR loans. ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the ADB operational cutoff and (ii) limited or lack of creditworthiness. Table 11 shows the summary of lending terms on currently available sovereign concessional OCR loans.

**Table 11: Sovereign Concessional OCR Loan Terms
as of 30 September 2022**

Terms	Concessional Assistance-Only Countries[a]	OCR Blend Countries[b, c]	Emergency Assistance
A. Maturity (years)	24 – 32	25	40
B. Grace period (years)	8	5	10
C. Interest rate during the grace period	1.0%	2.0%	1.0%
D. Interest rate during the amortization period	1.5%	2.0%	1.0%
E. Principal repayment			
1. First 10 years after the grace period	Equal	Equal	2.0%[d]
2. Year thereafter	Equal	Equal	4.0%[d]

COVID-19 = coronavirus disease, OCR = ordinary capital resources.
Note: Sovereign concessional OCR loans under the COVID-19 pandemic response option have the same lending terms as those for standard policy-based loans.
[a] Countries that are eligible for sovereign concessional OCR loans and/or Asian Development Fund grants.
[b] Countries that are eligible for both sovereign regular and concessional OCR loans.
[c] Applicable for projects with loan negotiations completed on or after 1 January 2013.
[d] Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

The borrowers of sovereign concessional OCR loans may choose a currency of liability in special drawing rights (SDR) or a currency that is available under ADB's FLP and in the SDR basket, subject to ADB's confirmation of the availability of such currency. As of 30 September 2022, 97% (over 96% – 31 December 2021) of the sovereign concessional OCR loans were in SDR (68%) and US dollars (29%).

Nonsovereign loans. Starting 1 January 2022, the FLP has been the primary loan product for nonsovereign operations replacing the LBL. The cost-base rate changed from LIBOR to the SOFR for US dollar-denominated loans and to the TONA for yen-denominated loans. Nonsovereign LBLs are expected to complete the transition to FLP loans by 30 June 2023.

ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges, and other fees for each loan. The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.25% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 1.0% per year) on the undisbursed loan balance.

LCLs are also offered to nonsovereign borrowers in different local currencies which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs. LCLs are priced based on relevant local currency funding benchmarks or ADB's funding costs and a credit spread.

Private Sector Programs. ADB's private sector programs include the Trade and Supply Chain Finance (TSCFP) and Microfinance programs (MFP). The TSCFP fills market gaps by providing guarantees and loans to banks to support trade, enabling more companies throughout Asia and the Pacific to engage in import and export activities. The MFP is designed to promote local currency lending to microfinance institutions. Table 12 shows the commitments under the private sector programs.

Table 12: OCR Commitments under Private Sector Programs
for the Nine Months Ended 30 September
($ million)

	2022			2021		
	Loan	Guarantee	Total	Loan	Guarantee	Total
Short-term	205	1,723	1,928	138	1,917	2,055
Long-term	2	224	226	2	147	149
Total	**206**	**1,947**	**2,154**	**140**	**2,064**	**2,204**

OCR = ordinary capital resources
Note: Numbers may not sum precisely because of rounding. Short-term has maturity of less than 365 days. Long-term has maturity of 365 days or more.

For the nine months ended 30 September 2022, commitments for the COVID-19 response under the private sector programs amounted to $206 million for loans and $1,928 million for guarantees ($140 million for loans and $2,058 million for guarantees – 2021). Disbursements related to COVID-19 response totaled $362 million for loans under the private sector programs ($189 million – 2021).

2. Investments for Liquidity Purpose

The OCR liquidity investment portfolio after swaps including securities purchased under resale arrangements and securities transferred under repurchase agreements amounted to $54,017 million as of 30 September 2022 ($44,921 million – 31 December 2021). The increase was mainly attributed to the additional borrowings during the first nine months of the year to prefund net cash requirements. ADB's liquidity investment portfolio primarily consists of high-quality liquid fixed income investments. For the nine months ended 30 September 2022, the overall rate of return under the management reporting basis increased to 1.7% from 1.2% during the same period in 2021.

3. Borrowings

OCR borrowings after swaps as of 30 September 2022 amounted to $147,753 million ($135,231 million – 31 December 2021). The average cost of borrowings after swaps for the nine months ended 30 September 2022 was 1.3% under the management reporting basis (0.4% – 2021). For the nine months ended 30 September 2022, ADB issued $34,788 million bonds ($31,920 million – 2021) and $10,727 million in short-term funds under its Euro-Commercial Paper Programme ($16,357 million – 2021).

C. Equity and Headrooms

As of 30 September 2022, ADB's total authorized capital of 10,639,083 shares valued at $135,742 million was fully subscribed, which consisted of $6,802 million paid-in and $128,940 million callable capital. The details of ADB's equity as of 30 September 2022 and 31 December 2021 are shown in Table 13.

Table 13: Details of Equity as of 30 September 2022 and 31 December 2021

($ million)

	30 September 2022	31 December 2021
Authorized (SDR106,391)		
Subscribed (SDR106,391)	135,742	148,903
Less: Callable capital subscribed	128,940	141,441
Paid-in capital subscribed	6,802	7,462
Less: Other adjustments[a]	56	81
	6,746	7,381
Add: (1) ADF assets transfer[b]	30,748	30,748
(2) Other reserves[c]	13,542	14,726
Total Equity	51,036	52,855

ADF = Asian development fund, SDR = Special drawing rights, OCR = Ordinary capital resources.

[a] Comprises discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital. (See OCR-1 of the Financial Statements).

[b] The transfer of ADF assets to OCR on 1 January 2017 was treated as a contribution from ADF which was recognized as a one-time income.

[c] Includes ordinary reserve, special reserve, surplus and net income after appropriation less net notional amounts required to maintain value of currency holdings, cumulative revaluation adjustments and accumulated other comprehensive loss. (See OCR-1 of the Financial Statements).

Callable capital. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

Paid-in capital. ADB's paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to make payments for goods and services produced and intended for use in their respective territories. Paid-in capital decreased to $6,802 million as of 30 September 2022 from $7,462 million at the end of 2021. The strengthening of the US dollar, ADB's reporting currency, resulted in a decrease in the US dollar value of paid-in capital, which is denominated in SDR.

Other reseves. ADB's Other reserves decreased to $13,542 million as of 30 September 2022 from $14,726 million at the end of 2021, mainly driven by the unrealized losses on investments for liquidity purpose resulted from the rising interest environment and the currency translation losses, partially offset by the allocable net income for the nine months ended 30 September 2022.

Allocation of OCR net income. In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year's net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2022 and 2021, the Board of Governors approved the allocation of OCR's net income for 2021 and 2020, respectively, as shown in Table 14.

Table 14: Allocation of OCR Net Income
($ million)

	For the year ended	
	2021	**2020**
Net Income	730	1,372
Adjustment to cumulative revaluation adjustments	468	(213)
Appropriation of guarantee fees to special reserve	(37)	(27)
Allocable net income (non-GAAP measure)	1,161	1,132
Allocation to ordinary reserve	778	734
Allocation to special funds		
Asian Development Fund	292	292
Technical Assistance Special Fund	90	90
Asia Pacific Disaster Response Fund	–	15
Total Allocated Net Income	1,161	1,132

( ) = negative, – = nil, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.

Headrooms. ADB's lending limitation policy limits the total amount of disbursed loans, disbursed equity investments, disbursed other debt securities, related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. The Charter allows the use of OCR for equity investments up to 10% of ADB's unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserves.

As of 30 September 2022, ADB's lending headroom was $39,280 million ($56,455 million – 31 December 2021), representing 78% utilization of the lending authority. Equity investment headroom was $3,127 million ($3,348 million – 31 December 2021), representing 34% utilization of the ceiling.

D. Capital Adequacy

ADB's capital adequacy framework (CAF) aims to ensure that large risk events will not lead to a downgrade of ADB's AAA rating or to an erosion of investor confidence. The framework is designed to protect the risk-bearing capacity of ADB without relying on callable capital, and to maintain ADB's ability to lend even during crises.

Under the CAF, ADB holds capital to protect against eight material risk types: credit risk in the operations portfolio, equity investment risk, interest rate risk, treasury counterparty risk, operational risk, pension risk, currency risk, and risk buffer for noncredit risk. ADB uses a capital utilization ratio (CUR) as the key metric in measuring capital adequacy. The CUR is the ratio of the total economic capital used (numerator) to usable equity (denominator).

The current CUR is 80.0% as of 30 September 2022 (74.0% – 31 December 2021). ADB is adequately capitalized and is able to execute its planned operations.

E. Other Developments

Organizational resilience. ADB's organizational resilience framework establishes the governance structure and optimizes the use of key resources—people, premises, information technology, business data and processes, and supply chain—to enable ADB to prepare for and respond to disruption-related risks and strengthen its capacity to adapt to complex and changing circumstances without compromising its ability to fulfill its core mission. Its business continuity plans are reviewed and tested regularly to ensure the continuity of critical operations, systems, and processes during disruptions.

In response to ongoing COVID-19 pandemic, ADB continued to implement protective measures including enhanced health and safety procedures, strengthened information dissemination channels, and introduced a hybrid work arrangement in which ADB staff work from office on some days a week and work from home on other days. All critical functions were operating effectively as ADB continues to provide resources to support its DMCs. ADB will continuously monitor and address organizational resilience challenges in light of the evolving COVID-19 pandemic situation and any other emergent issues.

III.   SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

A.   Asian Development Fund

The ADF was established in 1974 to mobilize concessional resources for the poorest, least developed, and vulnerable members of ADB. The ADF was initially a concessional lending facility and grant operations were introduced in 2005. The ADF has received contributions from 36 donors (regional and nonregional) to date. Cofinancing with bilateral and multilateral development partners complements ADF resources. With the termination of the ADF lending operations and its transfer to OCR on 1 January 2017, the ADF became a grant-only operation.

ADF 13 Replenishment. In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the ADF (ADF 13) and the seventh regularized replenishment of the TASF. The $4.1 billion replenishment provides grant financing to eligible recipients from 2021 to 2024.[7] The ADF 13 became effective on 8 June 2021. As of 30 September 2022, ADB received instruments of contributions from 31 donors totaling $2,187 million, which represents 93% of the total ADF and TASF donor contribution commitment amounting to $2,361 million.[8]

Contributed resources. The balance of the commitment authority available for commitment as of 30 September 2022 was $1,209 million ($1,037 million – 31 December 2021) equivalent.[9]

In May 2022, the Board of Governors approved the transfer of $292 million to the ADF as part of OCR's 2021 net income allocation ($292 million – 2021).

Investments for liquidity purpose. The ADF investment portfolio totaled $4,489 million as of 30 September 2022 compared with $4,644 million at the end of 2021.[10] As of 30 September 2022, about 8% of the portfolio was invested in time deposits (14% – 31 December 2021) and 92% in fixed-income securities (86% – 31 December 2021). For the nine months ended 30 September 2022, the rate of return on ADF investments, excluding unrealized gains and losses, was 1.8% (1.6% – 2021).

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[7]   2020. Board of Governors' Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila.
[8]   US dollar equivalent based on exchange rates in Board of Governor's Resolution No. 408.
[9]   Includes $337 million funds earmarked for ADF 13 and based on grant signing.
[10] Includes securities purchased under resale arrangements.

Grants. Grants are recognized as expenses in the financial statements upon effectivity, when the agreements are signed and all conditions to effectiveness of the grant are satisfied. During the nine months ended 30 September 2022, 11 grants totaling $484 million were committed (14 grants totaling $215 million – 2021) while 16 grants totaling $535 million (29 grants totaling $464 million – 2021) became effective, net of $17 million ($47 million – 2021) undisbursed grants that were reversed as reduction in grant expenses. During the nine months ended 30 September 2022, commitments related to ADB's COVID-19 response totaled $140 million ($95 million – 2021) and disbursements totaled $148 million ($27 million – 2021).

B. Technical Assistance Special Fund

The TASF was established to provide TA on a grant basis to ADB's DMCs and the region.

TASF Seventh Regularized Replenishment. In November 2020, as part of the ADF 13 replenishment, the donors agreed to allocate $517 million of the total replenishment size as the seventh regularized replenishment of TASF. The replenishment will cover TA financing for 2021 to 2024.

Contributed resources. As of 30 September 2022, a total of $457 million donor contributions have been received out of the $461 million allocated to TASF under ADF 12. Total of $220 million donor contributions have been received out of the $517 million allocated to TASF under ADF 13.

As of 30 September 2022, cumulative TASF resources totaled $3,948 million, of which $3,534 million was committed, leaving an uncommitted balance of $414 million ($464 million – 31 December 2021).

In May 2022, the Board of Governors approved the transfer of $90 million to the TASF as part of OCR's 2021 net income allocation ($90 million – 2021).

Operations. For the nine months ended 30 September 2022, net TA expenses amounted to $64 million ($70 million net TA expenses – 2021), comprising $80 million for 46 TA projects and 59 supplementary TA ($85 million for 48 TA projects and 52 supplementary TA – 2021) made effective during the period, net of $16 million ($15 million – 2021) undisbursed amounts that were reversed as reduction in TA expenses. During the nine months ended 30 September 2022, commitments related to ADB's COVID-19 response amounted to $7 million ($17 million – 2021) and a total of $18 million ($12 million – 2021) were disbursed. The undisbursed TA net of TA advances amounted to $591 million as of 30 September 2022 ($629 million – 31 December 2021).

Investments for liquidity purpose. As of 30 September 2022, the total investment portfolio amounted to $737 million ($672 million – 31 December 2021). About 32% of the portfolio was invested in time deposits and 68% in fixed-income securities (42% in time deposits and 58% in fixed-income securities – 31 December 2021). The rate of return on TASF investments was -3.6% (-0.2% – 2021).

C. Japan Special Fund

The JSF was established in March 1988 when the Government of Japan and ADB entered into a financial arrangement whereby the Government of Japan agreed to make an initial contribution and ADB became the administrator. The purpose of JSF is to help DMCs of ADB restructure their economies in the light of changing global environment and to broaden their investment opportunities.

In March 1999, funded by the Government of Japan, Asian Currency Crisis Support Facility (ACCSF) was established within JSF to assist in the economic recovery of crisis-affected member

20

countries (CAMCs). With the general fulfillment of the purpose of the facility, the Government of Japan and ADB agreed to terminate the ACCSF in March 2002 and all projects were financially completed in 2011.

In September 2021, the Government of Japan decided to resume utilizing the JSF's remaining balance starting January 2022 to maximize its benefits in supporting the needs of ADB's DMCs through TA. In addition, the Government decided to transfer the residual funds of ACCSF to JSF's account and close the ACCSF's account. In November 2021, ACCSF account was closed after transferring its residual balance amounting to $39 million to JSF's account. The residual balance transferred from ACCSF forms part of JSF which are used for JSF's general objectives.

Contributed resources. As of 30 September 2022, the cumulative fund resources of JSF totaled $1,013 million, of which $900 million had been used, leaving an uncommitted balance of $113 million ($112 million – 31 December 2021).

Operations. During the nine months ended 30 September 2022 and 2021, no new TA projects were made effective. There were no undisbursed TA as of 30 September 2022 and 31 December 2021.

Investments for liquidity purpose. As of 30 September 2022, the total investment portfolio, which was in time deposits, amounted to $108 million ($107 million – 31 December 2021).

D.   Asian Development Bank Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs. Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the ADBI.

For the nine months ended 30 September 2022, there were $7 million ($7 million – 2021) committed contributions to ADBI and total expenses of ADBI totaled $9 million ($9 million – 2021). The balance of uncommitted balance without donor restriction was $21 million ($25 million – 31 December 2021).

As of 30 September 2022, the total investment portfolio, which was in time deposits, amounted to $11 million ($11 million – 31 December 2021).

E.   Regional Cooperation and Integration Fund

The RCIF was established on 27 February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to improve regional cooperation and integration by facilitating the pooling and provision of additional financial and knowledge resources.

Contributed resources. As of 30 September 2022, cumulative RCIF resources totaled $104 million, of which $96 million had been used, leaving an uncommitted balance of $8 million ($12 million – 31 December 2021).

Operations. During the nine months ended 30 September 2022, there were eight TA projects amounting to $5 million (five TA projects and five supplementary TA totaling $7 million – 2021) that became effective, and undisbursed amounts of $1 million ($22 thousand – 2021) were reversed as reduction in TA expense. During the nine months ended 30 September 2022, there were $0.3 million COVID-19 response TA projects committed ($2 million – 2021) and $0.3 million were disbursed ($19 thousand – 2021). The balance of undisbursed TA, net of TA advances as of 30 September 2022 amounted to $27 million ($26 million – 31 December 2021).

Investments for liquidity purpose. As of 30 September 2022, the total investment portfolio, which was in time deposits, amounted to $33 million ($36 million – 31 December 2021).

F.   Climate Change Fund

The CCF was established on 7 April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change in combination with ADB assistance in related sectors.

Contributed resources. As of 30 September 2022, cumulative CCF resources totaled $101 million, of which $81 million had been used, leaving an uncommitted balance of $20 million ($20 million – 31 December 2021).

Operations. During the nine months ended 30 September 2022, there was one TA amounting to $0.2 million (nil – 2021) became effective, and $0.9 million undisbursed amounts were reversed as a reduction in TA expense ($0.3 million – 2021). The balance of undisbursed grants and TA, net of advances as of 30 September 2022 amounted to $18 million ($21 million – 31 December 2021).

Investments for liquidity purpose. As of 30 September 2022, the total investment portfolio, which was in time deposits, amounted to $36 million ($38 million – 31 December 2021).

G.   Asia Pacific Disaster Response Fund

The APDRF was established on 1 April 2009 to provide timely incremental grant resources to DMCs affected by natural disasters.

Contributed resources. As of 30 September 2022, cumulative fund resources totaled $182 million, of which $133 million had been used, leaving an uncommitted balance of $48 million ($56 million – 31 December 2021). The net assets with donor restrictions as of 30 September 2022 amounted to $27 million ($28 million – 31 December 2021).

In May 2021, the Board of Governors approved the transfer of $15 million to the APDRF as part of OCR's 2020 net income allocation.

Operations. During the nine months ended 30 September 2022, four grants totaling $7 million (three grants totaling $5 million – 2021) became effective, and $0.2 million undisbursed amounts were reversed as a reduction in Grants expense ($0.1 million – 2021). During the period, a total of $4 million ($3 million – 2021) COVID-19 response grants were committed and a total of $1 million ($9 million – 2021) were disbursed. The balance of undisbursed grants, net of grant advances as of 30 September 2022 amounted to $3 million ($42 thousand – 31 December 2021).

Investments for liquidity purpose. As of 30 September 2022, the total investment portfolio, which was in time deposits amounted to $34 million ($42 million – 31 December 2021).

H.   Financial Sector Development Partnership Special Fund

The FSDPSF was established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific.

Contributed resources. As of 30 September 2022, cumulative fund resources totaled $25 million, of which $22 million had been used, leaving an uncommitted balance of $3 million ($3 million – 31 December 2021).

In November 2021, the Government of Luxembourg committed contribution equivalent to $2 million which was transferred to the FSDPSF in March 2022.

Operations. During the nine months ended 30 September 2022, there were six TA projects totaling $1 million became effective (one TA project and two supplementary TA totaling $0.8 million – 2021), and $0.6 million undisbursed amounts were reversed as reduction in TA expense ($0.1 million – 2021). During the nine months ended 30 September 2022, there was $0.4 million COVID-19 response TA committed ($0.3 million – 2021) and $0.1 million were disbursed ($16 thousand – 2021). The balance of undisbursed TA as of 30 September 2022 amounted to $7 million ($9 million – 31 December 2021).

Investments for liquidity purpose. As of 30 September 2022, the total investment portfolio, which was in time deposits, amounted to $7 million ($8 million – 31 December 2021).

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING BALANCE SHEETS
as of 30 September 2022 and 31 December 2021
($ million)

Item	30 September 2022 Statutory Reporting Basis	30 September 2022 Adjustments[a]	30 September 2022 Management Reporting Basis	31 December 2021 Management Reporting Basis
Due from banks	3,096	–	3,096	3,848
Investments for liquidity purpose	47,357	–	47,357	43,287
Securities transferred under repurchase agreements	2,825	–	2,825	498
Securities purchased under resale arrangements	259	–	259	542
Loans outstanding — operations	137,708	–	137,708	137,163
Equity investments — operations	1,396	(212)	1,184	1,114
Other debt securities — operations	649	–	649	823
Derivative Assets				
Borrowings	47,094	3,025	50,119	48,479
Investments for liquidity purpose	28,184	(537)	27,647	24,919
Loans — operations	16,816	(537)	16,279	16,741
Accrued interest receivable	1,025	–	1,025	459
Other assets	1,236	43	1,279	1,348
TOTAL	**287,645**	**1,782**	**289,427**	**279,221**
Borrowings and accrued interest	128,590	9,395	137,985	132,826
Derivative Liabilities				
Borrowings	63,346	(7,300)	56,046	48,809
Investments for liquidity purpose	24,608	(215)	24,393	24,473
Loans — operations	13,115	361	13,476	16,474
Payable under securities repurchase agreements	2,911	–	2,911	499
Payable for swap related collateral	640	–	640	643
Accounts payable and other liabilities	3,399	–	3,399	2,069
Total Liabilities	**236,609**	**2,241**	**238,850**	**225,793**
Paid-in capital	6,746	43	6,789	7,447
Net notional maintenance of value receivable	(1,357)	–	(1,357)	(1,565)
Ordinary reserve	45,818	2	45,820	45,042
Special reserve	495	–	495	472
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	(64)	64	–	–
Unallocated net income[b]	1,538	(774)	764	1,161
For the calendar year 2021	–	–	–	1,161
For the nine months ended 30 September 2022	1,538	(774)	764	–
Accumulated other comprehensive loss	(3,205)	206	(2,999)	(194)
Total Equity	**51,036**	**(459)**	**50,577**	**53,428**
TOTAL	**287,645**	**1,782**	**289,427**	**279,221**

– = nil, ( ) = negative.

[a] Unrealized gains or losses from fair value adjustments associated with certain financial instruments, share of unrealized gain or loss from equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[b] After appropriation of guarantee fees to the Special Reserve.

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Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2022 and 31 December 2021
Expressed in Millions of US Dollars

A S S E T S

	30 September (Unaudited)		31 December (Audited)	
DUE FROM BANKS		$ 3,096		$ 3,848
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and O)		47,357		43,287
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes C, D, and O)		2,825		498
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C, D, and O)		259		542
LOANS OUTSTANDING — OPERATIONS (Notes E and O) (Including net unamortized loan origination costs of $208 – 30 September 2022 and $195 – 31 December 2021)				
Sovereign				
Regular	$ 101,924		$ 98,413	
Concessional	30,301		32,341	
	132,225		130,754	
Nonsovereign	6,215		7,106	
	138,440		137,860	
Less—allowance for credit losses	732	137,708	697	137,163
EQUITY INVESTMENTS — OPERATIONS (Notes G and O)		1,396		1,322
OTHER DEBT SECURITIES — OPERATIONS (Notes H and O) (Net of allowance for credit losses of $7 – 30 September 2022 and $12 – 31 December 2021)		649		823
ACCRUED INTEREST RECEIVABLE		1,025		459
DERIVATIVE ASSETS (Notes I and O)				
Borrowings	47,094		49,582	
Investments for liquidity purpose	28,184		25,176	
Loans — operations	16,816	92,094	18,102	92,860
OTHER ASSETS				
Property, furniture, and equipment (Note J)	247		252	
Swap related collateral (Notes I and O)	640		643	
Miscellaneous (Notes C, F, K, and O)	349	1,236	387	1,282
TOTAL		**$ 287,645**		**$ 282,084**

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

LIABILITIES AND EQUITY

	30 September (Unaudited)		31 December (Audited)	
BORROWINGS (Notes L and O)		$ 128,590		$ 134,071
DERIVATIVE LIABILITIES (Notes I and O)				
Borrowings	$ 63,346		$ 50,243	
Investments for liquidity purpose	24,608		24,582	
Loans — operations	13,115	101,069	17,122	91,947
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes C, D, and O)		2,911		499
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Swap related collateral (Notes I and O)	640		643	
Accrued pension and postretirement medical benefit costs	1,343		1,319	
Liability for credit losses on off-balance sheet exposures (Notes E, F, and H)	91		154	
Miscellaneous (Notes C, F, K, and O)	1,965	4,039	596	2,712
Total Liabilities		236,609		229,229
EQUITY (OCR-4)				
Capital Stock (Note M)				
Authorized and subscribed (SDR106,391)	135,742		148,903	
Less—"callable" shares subscribed (SDR101,060)	128,940		141,441	
"Paid-in" shares subscribed (SDR5,331)	6,802		7,462	
Less—discount	13		15	
	6,789		7,447	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note M)	(43)	6,746	(66)	7,381
Net notional amounts required to maintain value of currency holdings	(1,357)		(1,565)	
Ordinary reserve (Note M)				
From ADF assets transfer	$ 30,748		$ 30,748	
From retained earnings	15,070	45,818	14,292	45,040
Special reserve		495		472
Surplus		1,065		1,065
Cumulative revaluation adjustments account		(64)		403
Net income after appropriation to special reserve				
For the calendar year 2021		–		693
For the nine months ended 30 September 2022 (OCR-2)		1,538		–
Accumulated other comprehensive loss (Note M)	(3,205)	44,290	(634)	45,474
Total Equity		51,036		52,855
TOTAL		$ 287,645		$ 282,084

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Millions of US Dollars

	2022	**2021**
REVENUE (Note N)		
Loans — operations (Notes E and I)	$ 1,932	$ 1,179
Investments for liquidity purpose (Notes C and I)	650	411
Equity investments — operations	28	120
Guarantees — operations	23	27
Other debt securities — operations	28	28
Other sources—net	42	42
Total	2,703	1,807
EXPENSES (Note N)		
Borrowings and related expenses (Note I)	(1,332)	(355)
Administrative expenses (Note M)	(568)	(605)
Release of provision for credit losses—net (Notes E, F, and H)	6	48
Other expenses	(14)	(10)
Total	(1,908)	(922)
NET REALIZED (LOSSES) GAINS		
Investments for liquidity purpose (Notes C, I, M, and N)	(42)	17
Equity investments — operations (Note N)	53	126
Other debt securities — operations (Note N)	1	18
Borrowings (Note N)	1	–
Total	13	161
NET UNREALIZED GAINS (LOSSES) (Notes G, I, L, and N)	753	(604)
NET INCOME	$ **1,561**	$ **442**

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF COMPREHENSIVE LOSS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Millions of US Dollars

	2022		**2021**	
NET INCOME (OCR-2)		$ 1,561		$ 442
Other comprehensive loss (Note M)				
Unrealized holding losses	$ (1,707)		$ (707)	
Currency translation adjustments	(924)		49	
Pension/postretirement liability adjustments	60	(2,571)	104	(554)
COMPREHENSIVE LOSS		**$ (1,010)**		**$ (112)**

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN EQUITY—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Millions of US Dollars

	2022	**2021**
Balance, beginning of period	$ 52,855	$ 52,637
Comprehensive loss for the period (OCR-3)	(1,010)	(112)
Encashment of demand obligations	18	25
Change in US dollar value on		
Paid-in capital	(658)	(142)
Demand obligations	5	3
Net notional maintenance of value receivable	208	37
Allocation of prior year income to Special Funds (Note M)	(382)	(397)
Balance, end of period	**$ 51,036**	**$ 52,051**

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Millions of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges received on loans — operations	$ 1,196	$ 1,060
Interest received on investments for liquidity purpose	559	373
Interest received for securities purchased under resale/repurchase arrangement	2	0
Interest and other charges received on other debt securities — operations	31	30
Dividends and other cash distributions received on equity investments — operations	28	69
Interest and other financial expenses paid	(628)	(385)
Administrative expenses paid	(476)	(559)
Others—net	43	49
Net Cash Provided by Operating Activities	755	637
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments for liquidity purpose	4,708	3,204
Maturities of investments for liquidity purpose	234,422	322,941
Purchases of investments for liquidity purpose	(248,000)	(334,739)
Receipts from securities purchased under resale arrangements	61,077	39,186
Payments for securities purchased under resale arrangements	(60,793)	(39,089)
Principal collected on loans — operations	6,559	5,715
Loans — operations disbursed	(11,469)	(11,450)
Derivatives—net	1,309	697
Property, furniture, and equipment acquired	(27)	(29)
Sales of equity investments — operations	66	173
Purchases of equity investments — operations	(152)	(115)
Maturities of other debt securities — operations	155	137
Purchases of other debt securities — operations	(58)	(43)
Net Cash Used in Investing Activities	(12,203)	(13,412)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	45,556	48,309
Borrowings redeemed	(33,824)	(32,352)
Issuance expenses paid	(32)	(32)
Demand obligations of members encashed	18	24
Derivatives—net	(393)	(276)
Change in swap related collateral	6	(870)
Resources transferred to Special Funds	(382)	(397)
Net Cash Provided by Financing Activities	10,949	14,406
Effect of Exchange Rate Changes on Cash	(256)	(451)
Net (Decrease) Increase in Cash	(755)	1,180
Cash at Beginning of Period		
Due from Banks	3,848	5,524
Swap Related Collateral	643	2,002
Total	4,491	7,526
Cash at End of Period		
Due from Banks	3,096	7,582
Swap Related Collateral	640	1,124
Total	$ 3,736	$ 8,706

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2022 and 2021
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2021 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2022 and 2021 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The functional currencies of ordinary capital resources (OCR) comprise the currencies of all members and special drawing right (SDR) as these are the currencies of the primary economic environments in which Asian Development Bank (ADB) operates. The reporting currency is the US dollar, and the financial statements are reported in US dollars.

Allowance for Credit Losses

ADB records an allowance for credit losses over the remaining lifetime of financial assets measured at amortized cost (including loans and held-to-maturity debt securities). In addition, a liability is recorded for off-balance sheet credit exposures for undisbursed loan commitments and financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD). When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

The allowance for credit losses and liability for credit losses on off-balance sheet exposures such as guarantees and undisbursed commitments for loans, and debt securities, are reviewed quarterly, and the amount necessary to adjust the allowance and liability for credit losses is reported as Provision for credit losses in the Statement of Income and Expenses under EXPENSES. ADB elects not to record the allowance on accrued interest receivables as it reverses the accrued interest of the loans under non-accrual status in accordance with its non-accrual policy. Partial or full write-off of financial assets will be deducted from the allowance. Expected recoveries of amounts previously written-off or expected to be written-off are recognized as a negative allowance which does not exceed the aggregate of amounts previously written off and expected to be written off.

ADB uses risk transfer contracts between ADB and third parties such as insurance companies or banks, where the third parties agree to assume a portion of the credit risk in a loan, held-to-maturity debt security, or guarantee provided by ADB. A recovery asset related to the risk transfer contracts is recognized at the time of recording of expected credit losses for the loans, held-to-maturity debt securities, and guarantees. The recovery asset is reviewed quarterly, and the amount to adjust the recovery asset is reflected in Provision for credit losses.

When an available-for-sale (AFS) debt security's fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that

continued

ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold and is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. Portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to Provision for credit losses.

For certain financial assets, such as Due from Banks, Securities Purchased under Resale Arrangements, and Swap related collateral, no expected loss is determined based on the credit quality.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies. All derivative instruments are reported at fair value (FV) and changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes an FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In November 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2021-10, *"Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance"*, which requires disclosure by all business entities (except for not-for-profit [NFP] entities and employee benefit plans) that account for a transaction with a government by analogizing a grant or contribution accounting model of NFP entities. The amendment took effect for ADB on 1 January 2022 but did not have material impact on OCR's financial statements.

In March 2022, the FASB issued ASU 2022-02, *"Financial Instruments—Credit Losses (Topic 326) – Financial Debt Restructuring and Vintage Disclosures"*. The amendment eliminates the accounting guidance for loan modifications considered as troubled debt restructurings in *Subtopic 310-40, Receivables—Troubled*

continued

Debt Restructuring by Creditors, and requires an entity to determine whether a loan modification represents a new loan or a continuation of an existing loan under the guidance provided in *Subtopic 310-20, Receivables-Nonrefundable Fees and Other Costs*. The amendment also enhances existing disclosure requirements, introduces new requirements related to loan modifications for borrowers experiencing financial difficulty and requires disclosure of current-period gross write-offs by year of origination for financial receivables in the vintage disclosures. The update is effective for ADB on 1 January 2023. ADB is currently assessing the impact of the ASU on OCR's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and time deposits held by ADB are considered to be AFS and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive income (loss). Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED (LOSSES) GAINS from investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of the sale using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

ADB may engage in securities lending of government or government-related obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB's obligation to counterparties. Included in investments as of 30 September 2022 were securities transferred under securities lending arrangements of government or government-related obligations and corporate obligations totaling $173 million ($167 million – 31 December 2021).

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 30 September 2022, unsettled sales amounted to $53 million and are included under OTHER ASSETS – Miscellaneous ($40 million – 31 December 2021) while unsettled purchases amounted to $1,660 million and are included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous ($269 million – 31 December 2021).

continued

The FV and amortized cost of the investments by contractual maturity as of 30 September 2022 and 31 December 2021 are as follows:

($ million)

| | 30 September 2022 | | 31 December 2021 | |
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$ 22,870	$ 22,908	$ 16,019	$ 16,001
Due after one year through five years	20,867	21,862	22,203	22,114
Due after five years through ten years	2,792	3,251	4,107	4,145
Due after ten years through fifteen years	183	190	214	205
Due after fifteen years	645	750	744	746
Total	**$ 47,357**	**$ 48,961**	**$ 43,287**	**$ 43,211**

Additional information relating to investments for liquidity purpose in government or government-related obligations and other securities classified as AFS are as follows:

($ million)

| | Amortized Cost | Gross Unrealized | | Fair Value |
		Gains	Losses	
As of 30 September 2022				
Government or government-related obligations	$ 34,608	$ 13	$ (1,182)	$ 33,439
Other securities				
Corporate obligations	4,451	0	(275)	4,176
Asset/Mortgage-backed securities	1,700	–	(160)	1,540
Total	**$ 40,759**	**$ 13**	**$ (1,617)**	**$ 39,155**
As of 31 December 2021				
Government or government-related obligations	$ 34,830	$ 232	$ (147)	$ 34,915
Other securities				
Corporate obligations	3,694	19	(20)	3,693
Asset/Mortgage-backed securities	1,718	0	(8)	1,710
Total	**$ 40,242**	**$ 251**	**$ (175)**	**$ 40,318**

For the nine months ended 30 September:	**2022**	**2021**
Change in net unrealized gains and losses from prior period	$ (1,680)	$ (438)
Proceeds from sales	4,708	3,204
Gross gain on sales	11	20
Gross loss on sales	(52)	(3)

0 = less than $0.5 million.

continued

The following table shows the gross unrealized losses and fair value of investments with unrealized losses aggregated by investment category and length of time that individual securities had unrealized losses position as of 30 September 2022 and 31 December 2021. There were 80 government or government-related obligations (21 – 31 December 2021) and 115 corporate obligations (3 – 31 December 2021) that had unrealized losses for over one year representing 19.30% (9.84% – 31 December 2021) of the total investments.

($ million)

	One year or less		Over one year		Total	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
30 September 2022						
Government or government-related obligations	$ 18,833	$ 542	$ 8,837	$ 640	$ 27,670	$ 1,182
Other securities						
Corporate obligations	3,863	235	304	40	4,167	275
Asset/Mortgage-backed securities	1,536	160	–	–	1,536	160
Total	$ 24,232	$ 937	$ 9,141	$ 680	$ 33,373	$ 1,617
31 December 2021						
Government or government-related obligations	$ 18,069	$ 115	$ 4,254	$ 32	$ 22,323	$ 147
Other securities						
Corporate obligations	2,072	20	7	0	2,079	20
Asset/Mortgage-backed securities	1,495	8	0	–	1,495	8
Total	$ 21,636	$ 143	$ 4,261	$ 32	$ 25,897	$ 175

0 = less than $0.5 million.

As of 30 September 2022, ADB had the intent to hold and was not required to sell the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2022 and 31 December 2021 is as follows:

($ million)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 September 2022				
Investments for liquidity purpose				
Government or government-related obligations	$ 33,439	$ 27,649	$ 5,790	$ –
Time deposits	8,202	–	8,202	–
Other securities	5,716	4,169	1,547	–
Securities transferred under repurchase agreements	2,825	2,825	–	–
Securities purchased under resale arrangements	259	–	259	–
Total at fair value	**$ 50,441**	**$ 34,643**	**$ 15,798**	**$ –**
31 December 2021				
Investments for liquidity purpose				
Government or government-related obligations	$ 34,914	$ 31,957	$ 2,957	$ –
Time deposits	2,970	–	2,970	–
Other securities	5,403	3,873	1,530	–
Securities transferred under repurchase agreements	498	498	–	–
Securities purchased under resale arrangements	542	–	542	–
Total at fair value	**$ 44,327**	**$ 36,328**	**$ 7,999**	**$ –**

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-related obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuations are obtained from independent valuation services, custodians, and asset managers, and are based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

Transfer of financial assets are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at FV and cash received as collateral is recorded as a liability. ADB monitors the FV of securities transferred under repurchase agreements and the received collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements (GMRA) in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and include provisions to offset the sum due from one party against the sum due from the other. All securities transferred under repurchase agreements are investment grade government or government-related securities. ADB monitors periodically the FV of

continued

securities transferred against the amount of cash received under the agreement and the counterparty credit exposure against approved limits. ADB only deals with counterparties that meet the required credit rating and have signed a GMRA or its equivalent.

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements as of 30 September 2022 and 31 December 2021 are summarized below.

($ million)

	(a)	(b)		(c) = (a) – (b)
	Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral pledged	Net amount
30 September 2022				
Payable under securities repurchase agreements	$ 2,911	$ 2,825	$ –	$ 86
Total	**$ 2,911**	**$ 2,825**	**$ –**	**$ 86**
31 December 2021				
Payable under securities repurchase agreements	$ 499	$ 498	$ –	$ 1
Total	**$ 499**	**$ 498**	**$ –**	**$ 1**

The contractual maturity of payable under securities repurchase agreements as of 30 September 2022 and 31 December 2021 are summarized below:

($ million)

	Remaining contractual maturity of the agreements			
	1-30 Days	**31-90 Days**	**> 90 Days**	**Total**
30 September 2022				
Payable under securities repurchase agreements				
Government or government-related obligations	$ 1,302	$ 1,609	$ –	$ 2,911
Total	**$ 1,302**	**$ 1,609**	**$ –**	**$ 2,911**
Gross amount of recognized liabilities for repurchase agreements disclosed above				**2,911**
Amounts related to agreements not included in offsetting disclosure				**–**
31 December 2021				
Payable under securities repurchase agreements				
Government or government-related obligations	$ 499	$ –	$ –	$ 499
Total	**$ 499**	**$ –**	**$ –**	**$ 499**
Gross amount of recognized liabilities for repurchase agreements disclosed above				**499**
Amounts related to agreements not included in offsetting disclosure				**–**

continued

NOTE E—LOANS — OPERATIONS

ADB offers sovereign and nonsovereign loans. Sovereign loans consist of regular loans and concessional loans.

ADB's available loan products are the Flexible Loan Product (FLP) and the local currency loan (LCL) product. Starting 1 January 2022, the FLP is the primary loan product for sovereign regular OCR and nonsovereign operations which replaced the LIBOR-based loan (LBL) product.

ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) currency conversion to an approved currency of all or any portion of the principal amount of the loan whether unwithdrawn or withdrawn and outstanding; (ii) an interest rate conversion of all or any portion of the principal amount of the loan withdrawn and outstanding; and (iii) establishment of an interest rate cap or an interest rate collar on a floating rate applicable to all or any portion of the principal amount of the loan withdrawn and outstanding.

Prior to 1 January 2022, LBL was the primary lending facility of sovereign regular loans. LBL was offered in different currencies including US dollar, Japanese yen, euro, and New Zealand dollar. LBL was also offered to nonsovereign borrowers where ADB applied market-based pricing to determine the lending spread and other fees for each loan.

ADB offers LCLs to sovereign and nonsovereign borrowers in different local currencies which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

In addition to the FLP loans and LCLs, ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the ADB operational cutoff and (ii) limited or lack of creditworthiness.

As of 30 September 2022 and 31 December 2021, the outstanding loans to borrowers that exceeded 5% of total outstanding loans, before the effect of any risk transfers, are as follows:

Borrower	30 September 2022		31 December 2021	
	$ million	%	$ million	%
India	$ 23,314	17	$ 21,486	16
People's Republic of China	19,261	14	19,671	14
Pakistan	13,555	10	13,965	10
Philippines	13,524	10	12,059	9
Bangladesh	13,189	9	13,122	10
Indonesia	12,017	8	12,826	9
Viet Nam	7,878	6	8,408	6
Others (individually less than 5% of total loans)	35,685	26	36,331	26
	138,423	100	137,868	100
Fair value adjustment on concessional loans	(191)		(203)	
Allowance for credit losses	(732)		(697)	
Unamortized loan origination costs—net	208		195	
	(715)		(705)	
Loans Outstanding	$ 137,708		$ 137,163	

continued

The following table summarizes the net loans outstanding by major category as of 30 September 2022 and 31 December 2021:

($ million)

	30 September 2022	31 December 2021
Sovereign loans		
Regular	$ 101,817	$ 98,352
Concessional	30,110	32,180
Subtotal	131,927	130,532
Nonsovereign loans	5,781	6,631
Total	**$ 137,708**	**$ 137,163**

As of 30 September 2022 and 31 December 2021, the undisbursed balances of committed loans and approved loans that are not yet committed, are as follows:

($ million)

	30 September 2022			31 December 2021		
	Undisbursed Committed Loans		Loans Approved Not Yet Committed	Undisbursed Committed Loans		Loans Approved Not Yet Committed
	Effective	Not Yet Effective		Effective	Not Yet Effective	
Sovereign loans						
Regular	$ 32,811	$ 477	$ 2,105	$ 32,681	$ 7,649	$ 1,290
Concessional	9,499	489	449	9,564	1,327	214
Subtotal	42,310	966	2,554	42,245	8,976	1,504
Nonsovereign loans	1,595	–	762	1,853	–	673
Total	**$ 43,905**	**$ 966**	**$ 3,316**	**$ 44,098**	**$ 8,976**	**$ 2,177**

Past Due Loans

An analysis of the age of the recorded loans outstanding that are past due as of 30 September 2022 and 31 December 2021 is as follows:

($ million)

	Overdue Loan Service Payments					
	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total
30 September 2022						
Sovereign loans						
Regular	$ –	$ –	$ –	$ –	$ 101,707	$ 101,707
Concessional	2	2	6	10	30,450	30,460
Subtotal	2	2	6	10	132,157	132,167
Nonsovereign loans	7	10	48	65	6,191	6,256
Total	$ 9	$ 12	$ 54	$ 75	$ 138,348	138,423
Fair value adjustment on concessional loans						(191)
Allowance for credit losses						(732)
Unamortized loan origination cost—net						208
Loans Outstanding						**$ 137,708**

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $894 million.

continued

($ million)

| | Overdue Loan Service Payments | | | | | |
	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total
31 December 2021						
Sovereign loans						
Regular	$ –	$ –	$ –	$ –	$ 98,201	$ 98,201
Concessional	2	0	–	2	32,512	32,514
Subtotal	2	0	–	2	130,713	130,715
Nonsovereign loans	8	11	26	45	7,108	7,153
Total	$ 12	$ 11	$ 26	$ 47	$ 137,821	137,868
Fair value adjustment on concessional loans						(203)
Allowance for credit losses						(697)
Unamortized loan origination cost—net						195
Loans Outstanding						**$ 137,163**

0 = less than $0.5 million.
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $305 million.

Loans in Non-Accrual Status

ADB places loans in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due, at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower's loans are placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB.

The following tables provide a summary of selected financial information related to loans in non-accrual status:

($ million)

As of:	30 September 2022	31 December 2021
Amortized cost basis of loans in non-accrual status[a]		
Sovereign		
Regular	$ –	$ –
Concessional	505	–
Nonsovereign	196	194
Total	$ 701	$ 194
Loans past due for more than 90 days not in non-accrual status		
Sovereign		
Regular	$ –	$ –
Concessional	–	0
Nonsovereign	7	5
Total	$ 7	$ 5

0 = less than $0.5 million.
[a] An allowance for credit losses has been recorded against each of the loans in non-accrual status.

continued

($ million)

For the nine months ended 30 September:		2022		2021
Interest income recognized on payments received for loans in non-accrual status				
Sovereign				
Regular	$	–	$	–
Concessional		–		–
Nonsovereign		5		4
Total	**$**	**5**	**$**	**4**

Fair Value Adjustment on Concessional Loans

On 1 January 2017, concessional loans from Asian Development Fund (ADF) were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.

The FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received. As of 30 September 2022, the unamortized balance of the FV adjustment on concessional loans was $191 million.

Credit Quality Information

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by borrowers under the terms of the contract. ADB manages credit risk for lending operations by monitoring creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurements. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit quality in the portfolio.

42

continued

The amortized cost basis by origination year and internal risk rating for loans as of 30 September 2022 and 31 December 2021 is as follows:

($ million)

Risk Class	Risk Rating	30 September 2022						Private sector programs	Total
		Origination Year							
		2022	2021	2020	2019	2018	Prior		
Sovereign Loans:									
Low credit risk	1–5 (AAA to BBB–)	$ 655	$ 4,656	$11,906	$ 3,617	$ 4,797	$42,938	$ –	$ 68,569
Medium credit risk	6–8 (BB+ to BB–)	301	1,802	1,304	1,126	1,299	18,899	–	24,731
Significant credit risk	9–11 (B+ to B–)	572	1,663	3,959	3,532	2,115	19,028	–	30,869
High credit risk	12–14 (CCC+ to D)	75	389	399	450	396	6,347	–	8,056
Total Sovereign Loans		1,603	8,510	17,568	8,725	8,607	87,212	–	132,225
Nonsovereign Loans:									
Low credit risk	1–5 (AAA to BBB–)	106	46	18	189	25	1,224	–	1,608
Medium credit risk	6–8 (BB+ to BB–)	107	137	547	469	228	638	80	2,206
Significant credit risk	9–11 (B+ to B–)	16	192	475	28	445	481	143	1,780
High credit risk	12–14 (CCC+ to D)	3	20	90	–	22	486	–	621
Total Nonsovereign Loans		232	395	1,130	686	720	2,829	223	6,215
Total		$ 1,835	$ 8,905	$18,698	$ 9,411	$ 9,327	$90,041	$ 223	$138,440

Notes:
1. Private sector programs include Trade and Supply Chain Finance Program and Microfinance Program.
2. The amount of accrued interest excluded from the amortized cost basis in the above table is $894 million.

($ million)

Risk Class	Risk Rating	31 December 2021						Private sector programs	Total
		Origination Year							
		2021	2020	2019	2018	2017	Prior		
Sovereign Loans:									
Low credit risk	1–5 (AAA to BBB–)	$ 849	$11,803	$ 3,227	$ 4,714	$ 5,568	$40,112	$ –	$ 66,273
Medium credit risk	6–8 (BB+ to BB–)	1,747	1,213	937	1,108	2,388	18,000	–	25,393
Significant credit risk	9–11 (B+ to B–)	1,288	3,885	3,341	1,816	3,135	17,545	–	31,010
High credit risk	12–14 (CCC+ to D)	223	356	381	332	425	6,361	–	8,078
Total Sovereign Loans		4,107	17,257	7,886	7,970	11,516	82,018	–	130,754
Nonsovereign Loans:									
Low credit risk	1–5 (AAA to BBB–)	51	145	537	19	559	779	–	2,090
Medium credit risk	6–8 (BB+ to BB–)	108	506	570	705	362	475	19	2,745
Significant credit risk	9–11 (B+ to B–)	137	40	170	542	172	405	140	1,606
High credit risk	12–14 (CCC+ to D)	40	–	24	76	37	488	–	665
Total Nonsovereign Loans		336	691	1,301	1,342	1,130	2,147	159	7,106
Total		$ 4,443	$17,948	$ 9,187	$ 9,312	$12,646	$84,165	$ 159	$137,860

Notes:
1. Private sector programs include Trade and Supply Chain Finance Program and Microfinance Program.
2. The amount of accrued interest excluded from the amortized cost basis in the above table is $305 million.

No trade and supply chain finance, and microfinance programs were converted to term loans for the nine months ended 30 September 2022 and for the year ended 31 December 2021.

ADB's internal risk ratings are updated at least annually for sovereign and nonsovereign exposures and may be revised based on the availability of new/updated information. ADB's internal risk ratings are mapped into the corresponding PD for sovereign and nonsovereign borrowers based on ADB's risk rating model.

continued

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on loans outstanding during the nine months ended 30 September 2022 and for the year ended 31 December 2021, are as follows:

($ million)

	30 September 2022			31 December 2021		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Balance, beginning of the period	$ 222	$ 475	$ 697	$ 220	$ 525	$ 745
Provision (Release of provision)	76	(41)	35	5	(50)	(45)
Write-off	–	–	–	(3)[a]	–	(3)
Balance, end of the period	$ 298	$ 434	$ 732	$ 222	$ 475	$ 697

[a] Represents write-off of Allowance for HIPC debt relief to Afghanistan.

For the nine months ended 30 September 2022, no loan modification or restructuring was considered as troubled debt restructuring. For the year ended 31 December 2021, one nonsovereign loan was considered troubled debt restructuring and has been modified and restructured through deferral of interest and principal repayments. As of 31 December 2021, outstanding amount for the restructured loan is $54 million, net of $20 million allowance for credit losses, with no undisbursed commitments. There was no change in level of allowance for credit losses after the loan was restructured.

Liability for Credit Losses

ADB recognizes expected credit losses for undisbursed loan commitments as these cannot be cancelled by ADB unconditionally. EAD for undisbursed commitments is estimated based on projected disbursements, prepayments, cancellations considering historical experience, and contractual amortization schedule. The credit losses are determined based on the same methodology that is used for loans. As of 30 September 2022, the amount of liability for credit losses on undisbursed loan commitments was $55 million ($58 million – 31 December 2021) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

ADB does not sell its sovereign loans. As of 30 September 2022 and 31 December 2021, all loans are carried at amortized cost.

The FV hierarchy of ADB loans as of 30 September 2022 and 31 December 2021 is as follows:

($ million)

	30 September 2022	31 December 2021
Level 1	$ –	$ –
Level 2	–	–
Level 3	137,446	137,143
Total at fair value	$ 137,446	$ 137,143

continued

NOTE F—GUARANTEES — OPERATIONS

ADB provides project guarantees and guarantees under its private sector programs. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor's agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB's ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade related products.

The maximum potential exposure and outstanding amounts of these guarantee obligations as of 30 September 2022 and 31 December 2021 covered:

($ million)

| | 30 September 2022 | | 31 December 2021 | |
	Maximum Potential Exposure	Outstanding Amount	Maximum Potential Exposure	Outstanding Amount
Project				
Sovereign				
with counterguarantee	$ 261	$ 261	$ 333	$ 328
without counterguarantee	1,540	1,445	1,517	1,462
	1,801	1,706	1,850	1,790
Nonsovereign				
with counterguarantee	102	49	126	62
without counterguarantee	94	46	85	32
	196	95	211	94
Subtotal	1,997	1,801	2,061	1,884
Private Sector Programs				
Nonsovereign				
with counterguarantee	1,066	1,066	804	804
without counterguarantee	1,126	1,126	1,323	1,323
Subtotal	2,192	2,192	2,127	2,127
Total	$ 4,189	$ 3,993	$ 4,188	$ 4,011

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

continued

As of 30 September 2022 and 31 December 2021, one credit guarantee with nonsovereign counter-guarantee had collateral from a counter-guarantor.[1]

ADB entered into an exposure exchange agreement (EEA) with another multilateral development bank (MDB) which is recognized as financial guarantees in the financial statements. The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in nonaccrual. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). Under the EEA, (i) ADB provides a guarantee for the sovereign exposures received from the counterpart MDB (ADB as a seller of protection), and (ii) ADB will receive a guarantee for the sovereign exposures transferred to the counterpart MDB (ADB as a buyer of protection). As of 30 September 2022 and 31 December 2021, outstanding amount of guarantee provided under EEA amounted to $1 billion.

As of 30 September 2022, a total liability of $83 million ($92 million – 31 December 2021) relating to standby ready obligations for eight credit risk guarantees (eight – 31 December 2021) and one political risk guarantees (two – 31 December 2021) (footnote 1) is reported in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous in the Balance Sheet for all guarantees issued after 31 December 2002. Of this amount, $47 million ($51 million – 31 December 2021) pertains to EEA.

Credit Quality Information

For guarantees, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of guarantees.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the contractual lifetime of guarantees. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for guarantees is reviewed quarterly, and the amount to adjust the liability is recorded in the Statement of Income and Expenses as Provision for credit losses.

As of 30 September 2022, a liability of $35 million ($94 million – 31 December 2021) for the expected credit losses from guarantees have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

As of 30 September 2022 and 31 December 2021, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

Future guarantee receivables and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

---

[1] ADB provides two primary guarantee products – a credit guarantee and a political risk guarantee. ADB's credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides political risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer. Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

continued

The valuation technique and significant unobservable quantitative input for guarantee receivables/guarantee liabilities classified as Level 3 as of 30 September 2022 and 31 December 2021 are as follows:

Valuation Technique	Unobservable Input	Range (Average)[a] 30 September 2022	Range (Average)[a] 31 December 2021
Discounted cash flows	Discount rates	2.22% to 4.43% (2.65%)	2.22% to 4.43% (2.83%)

[a] Average represents the arithmetic average of the unobservable inputs.

The following table presents the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the nine months ended 30 September 2022 and for the year ended 31 December 2021:

($ million)

	Guarantee Receivable/Liability 30 September 2022	Guarantee Receivable/Liability 31 December 2021
Balance, beginning of the period	$ 92	$ 99
Issuances	17	25
Amortization	(26)	(32)
Balance, end of the period	$ 83	$ 92

Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income (loss).

NOTE G—EQUITY INVESTMENTS — OPERATIONS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through private equity funds. All equity investments (except for those that are accounted for under the equity method) are reported at FV with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES). Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED (LOSSES) GAINS from equity investments – operations and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

Breakdown of equity investments as of 30 September 2022 and 31 December 2021 are as follows:

($ million)

	30 September 2022	31 December 2021
Equity method	$ 1,048	$ 973
Fair value method	348	349
Total	**$ 1,396**	**$ 1,322**

continued

Additional information relating to equity investments reported at FV are as follows:

($ million)

As of	30 September 2022	31 December 2021
Cost	$ 353	$ 338
Fair value	348	349
Gross unrealized gains	87	99
Gross unrealized losses	(92)	(88)

For the nine months ended 30 September:	2022	2021
Net unrealized losses	$ (14)	$ (111)
Net realized gains	53	126
Net gains	39	15

As of 30 September 2022, approved equity investments that have not been committed/signed amounted to $95 million ($45 million – 31 December 2021) and committed/signed equity investments that have not been disbursed amounted to $514 million ($634 million – 31 December 2021).

Fair Value Disclosure

ADB's equity investments reported at FV as of 30 September 2022 were $348 million ($349 million – 31 December 2021). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB's equity investments at FV as of 30 September 2022 and 31 December 2021 is as follows:

($ million)

	30 September 2022	31 December 2021
Level 1	$ 68	$ 114
Level 2	83	41
Level 3	197	194
Total equity investments at fair value	**$ 348**	**$ 349**

continued

The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 30 September 2022 and 31 December 2021 are presented as follows.

Valuation Technique	Fair Value ($ million)		Unobservable Inputs	Range (Weighted Average)[a]
30 September 2022				
Discounted cash flow	$	25	Discount rate	15.50% – 24.41% (18.06%)
Comparable valuations		78	Price-to-book multiples EV/EBITDA	0.35x – 1.00x (0.74x) (6.00x)
Net asset value		60	Discount	(50%)
Other techniques		34		
	$	197		
31 December 2021				
Discounted cash flow	$	30	Discount rate	12.40% – 23.00% (15.58%)
Comparable valuations		112	Price-to-book multiples EV/EBITDA	0.50x – 1.40x (0.96x) (7.70x)
Net asset value		42	Discount	(50%)
Other techniques		10		
	$	194		

EV/EBITDA = enterprise value/earnings before interest, taxes, depreciation, and amortization.
[a] Unobservable inputs were weighted by the relative fair value of the instruments.

An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of equity investments. Conversely, significant increase (decrease) in price-to-book multiples, and EV/EBITDA will generally increase (decrease) the FV of the equity investments. The valuation technique used for one Level 2 and five Level 3 equity investments was changed during the nine months ended 30 September 2022 (one Level 2 and one Level 3 equity investments – for the year ended 31 December 2021) to reflect a more relevant FV measurement.

continued

The following table presents the changes in the carrying amounts of ADB's Level 3 equity investment for the nine months ended 30 September 2022 and for the year ended 31 December 2021:

($ million)

	Equity investments under FV Method	
	30 September 2022	31 December 2021
Balance, beginning of the period	$ 194	$ 189
New Level 3 equity investment	3	21
Disbursement	4	–
Divestment	(1)	–
Reclassified out of Level 3	(27)	–
Total unrealized gains (losses)		
Included in earnings[a]	35	(11)
Included in accumulated other comprehensive loss[b]	(11)	(5)
Balance, end of the period	$ 197	$ 194
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets still held at the reporting date[a]	$ 35	$ (11)

[a] Included in net unrealized gains (losses) (OCR-2).
[b] Included in accumulated translation adjustments (Note M).

NOTE H—OTHER DEBT SECURITIES — OPERATIONS

ADB's financial assistance to nonsovereign entities in its developing member countries may be made by way of subscription to an entity's debt instruments such as bonds and debentures issued for the purpose of financing development projects. Investments in other debt securities may be classified as held-to-maturity (HTM) or AFS based on the intent and ability of ADB to hold these securities to maturity. HTM securities are reported at amortized cost while AFS securities are reported at FV. As of 30 September 2022 and 31 December 2021, HTM and AFS other debt securities are as follows:

($ million)

	30 September 2022	31 December 2021
Available for sale	$ 35	$ 44
Held-to-maturity	621	791
	656	835
Allowance for credit losses	(6)	(12)
Total	$ 649	$ 823

Note: Numbers may not sum precisely because of rounding.

The amortized cost and FV of the outstanding other debt securities by contractual maturity as of 30 September 2022 and 31 December 2021 are presented below:

($ million)

	30 September 2022		31 December 2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 138	$ 156	$ 196	$ 225
Due after one year through five years	445	439	548	553
Due after five years through ten years	78	60	87	92
Total	$ 661	$ 655	$ 831	$ 870

continued

Credit Quality Information

For HTM debt securities, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of HTM debt securities.

The amortized cost basis by origination year and internal risk rating for HTM debt securities as of 30 September 2022 and 31 December 2021 is as follows:

($ million)

| Risk Class | Risk Rating | 30 September 2022 | | | | |
| | | Origination Year | | | | |
		2021	2020	2019	2018	Total
Low credit risk	1-5 (AAA to BBB−)	$ −	$ −	$ −	$ −	$ −
Medium credit risk	6-8 (BB+ to BB−)	61	82	209	261	613
Significant credit risk	9-11 (B+ to B−)	−	5	3	−	8
High credit risk	12-14 (CCC+ to D)	−	−	−	−	−
Total		$ 61	$ 87	$ 212	$ 261	$ 621

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $9 million.

($ million)

| Risk Class | Risk Rating | 31 December 2021 | | | | |
| | | Origination Year | | | | |
		2021	2020	2019	2018	Total
Low credit risk	1-5 (AAA to BBB−)	$ −	$ −	$ −	$ −	$ −
Medium credit risk	6-8 (BB+ to BB−)	13	99	258	338	708
Significant credit risk	9-11 (B+ to B−)	−	77	6	−	83
High credit risk	12-14 (CCC+ to D)	−	−	−	−	−
Total		$ 13	$ 176	$ 264	$ 338	$ 791

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $15 million.

Internal risk ratings of HTM debt securities are updated at least annually and may be revised based on the availability of new/updated information. Internal risk ratings are mapped into the corresponding probability of default for issuers of HTM debt securities based on ADB's risk rating model.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on outstanding other debt securities for the nine months ended 30 September 2022 and for the year ended 31 December 2021 are as follows:

($ million)

	30 September 2022	31 December 2021
Balance, beginning of the period	$ 12	$ 19
Release of provision	(6)	(7)
Balance, end of the period	$ 6	$ 12

Past Due Status and Non-Accrual Status

ADB places HTM debt securities in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of securities that are not yet overdue by more than 180 days, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing HTM debt securities is included in revenue only to the extent that payments have been received by ADB.

continued

As of 30 September 2022 and 31 December 2021, there are no HTM debt securities that are past due or in non-accrual status.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the undisbursed portion of HTM debt securities. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for HTM debt securities is reviewed quarterly, and the amount to adjust the liability is recorded in net income as Provision for credit losses.

As of 30 September 2022, the amount of liability for credit losses on undisbursed HTM debt securities commitments was $0.2 million ($2 million – 31 December 2021) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

The FV hierarchy of ADB's other debt securities as of 30 September 2022 and 31 December 2021 is as follows:

($ million)

	30 September 2022	31 December 2021
Level 1	$ 35	$ 62
Level 2	–	–
Level 3	620	808
Total at fair value	**$ 655**	**$ 870**

There is no AFS other debt security classified as Level 3 as of 30 September 2022 and 31 December 2021.

Additional information relating to other debt securities classified as AFS are as follows:

($ million)

As of	30 September 2022	31 December 2021
Amortized cost	$ 40	$ 40
Fair value	35	44
Gross unrealized gains	–	4
Gross unrealized losses	(5)	(0)

For the nine months ended 30 September:	2022	2021
Change in net unrealized gains and losses from prior period	$ (9)	$ (2)
Proceeds from sales	–	49
Gross gain on sales	–	18

0 = less than $0.5 million.

NOTE I—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and foreign exchange swaps and forwards for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

continued

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB's interest rate and currency swaps usually match the terms of particular borrowings while foreign exchange swap terms may not match the terms of particular borrowing because this is used for bridge financing and most of the time undertaken without a matching bond. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency and foreign exchange swaps that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate, and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

Future dated derivatives as of 30 September 2022 amounted to $1,544 million for derivative assets ($44 million – 31 December 2021) and $1,372 million for derivative liabilities ($1 million – 31 December 2021).

Fair Value Disclosure

The FV hierarchy of ADB's derivatives and the balance sheet location as of 30 September 2022 and 31 December 2021 are as follows:

($ million)

30 September 2022	Balance Sheet Location	Fair Value Measurements			
		Total	Level 1	Level 2	Level 3
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 46,990	$ –	$ 44,736	$ 2,254
Interest rate swaps		104	–	103	1
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity	17,676	–	17,676	–
Interest rate swaps	purpose	381	–	381	–
Foreign exchange swaps		10,100	–	10,100	–
Foreign exchange forwards		27	–	27	–
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans — Operations	16,467	–	16,467	–
Interest rate swaps		349	–	349	–
Total assets at fair value		**$ 92,094**	**$ –**	**$ 89,839**	**$ 2,255**
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 56,552	$ –	$ 56,552	$ –
Interest rate swaps		6,794	–	6,794	0
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity	14,549	–	14,549	–
Interest rate swaps	purpose	255	–	255	–
Foreign exchange swaps		9,773	–	9,773	–
Foreign exchange forwards		31	–	31	–
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans — Operations	12,959	–	11,893	1,066
Interest rate swaps		156	–	156	–
Total liabilities at fair value		**$ 101,069**	**$ –**	**$ 100,003**	**$ 1,066**

0 = less than $0.5 million

continued

($ million)

| 31 December 2021 | Balance Sheet Location | Fair Value Measurements | | | |
		Total	Level 1	Level 2	Level 3
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 48,307	$ –	$ 45,397	$ 2,910
Interest rate swaps		1,275	–	1,273	2
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity	15,013	–	15,013	–
Interest rate swaps		32	–	32	–
Foreign exchange swaps	purpose	9,974	–	9,974	–
Foreign exchange forwards		157	–	157	–
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans — Operations	17,821	–	17,821	–
Interest rate swaps		281	–	281	–
Total assets at fair value		**$ 92,860**	**$ –**	**$ 89,948**	**$ 2,912**
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 49,452	$ –	$ 49,452	$ –
Interest rate swaps		791	–	791	0
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity	14,596	–	14,596	–
Interest rate swaps	purpose	39	–	39	–
Foreign exchange swaps		9,789	–	9,789	–
Foreign exchange forwards		158	–	158	–
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans — Operations	17,047	–	15,786	1,261
Interest rate swaps		75	–	75	–
Total liabilities at fair value		**$ 91,947**	**$ –**	**$ 90,686**	**$ 1,261**

0 = less than $0.5 million.

ADB uses discounted cash flow models in determining FV of derivatives. Market inputs, such as yield curves, foreign exchange (FX) rates, cross currency basis spreads, yield basis spread, interest rates and FX volatilities and correlation are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of 30 September 2022 and 31 December 2021 are presented below:

| Valuation Technique | Unobservable Inputs | Range (Weighted Average)[a] | |
		30 September 2022	31 December 2021
Discounted cash flows	Basis spreads	-0.73% to 7.08% (-0.19%)	-1.14% to 6.33% (0.18%)

[a] Unobservable inputs were weighted by the relative fair value of the instruments.

continued

A significant increase (decrease) in the basis spread will generally decrease (increase) the FV of derivatives.

The following tables present the changes in the carrying amounts of ADB's Level 3 derivative assets and derivative liabilities for the nine months ended 30 September 2022 and for the year ended 31 December 2021:

($ million)

| | Borrowings related derivatives | | Loans related derivatives | |
	Assets	Liabilities	Assets	Liabilities
30 September 2022				
Balance, beginning of period	$ 2,912	$ (0)	$ –	$ (1,261)
Total realized/unrealized (losses) gains				
Included in earnings[a]	(252)	0	–	50
Included in other comprehensive (loss) income[b]	(296)	0	–	135
Issuances	760	–	–	(148)
Maturities/Redemptions	(869)	–	–	158
Balance, end of period	$ 2,255	$ (0)	$ –	$ (1,066)
The amount of total (losses) gains for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (175)	$ (0)	$ –	$ 47
31 December 2021				
Balance, beginning of year	$ 3,159	$ (0)	$ –	$ (1,082)
Total realized/unrealized (losses) gains				
Included in earnings[a]	(192)	(0)	–	34
Included in other comprehensive (loss) income[b]	(462)	0	–	95
Issuances	1,678	–	–	(371)
Maturities/Redemptions	(1,271)	–	–	63
Balance, end of year	$ 2,912	$ (0)	$ –	$ (1,261)
The amount of total (losses) gains for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (125)	$ (0)	$ –	$ 33

0 = less than $0.5 million.
[a] Included in net unrealized gains (losses) (OCR-2).
[b] Included in accumulated translation adjustments (Note M).

continued

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives	
		30 September 2022	30 September 2021
Borrowings related derivatives			
Currency swaps	Borrowings and related expenses	$ 199	$ 507
	Net Realized Gains (Losses)	(15)	0
	Net Unrealized Gains (Losses)	(3,580)	(1,459)
Interest rate swaps	Borrowings and related expenses	143	709
	Net Unrealized Gains (Losses)	(6,669)	(1,554)
Foreign exchange swaps	Borrowings and related expenses	–	1
	Net Unrealized Gains (Losses)	–	(1)
		$ (9,922)	$ (1,797)
Investments related derivatives			
Currency swaps	Revenue from Investments for liquidity purpose	$ 146	$ 23
	Net Unrealized Gains (Losses)	36	102
Interest rate swaps	Revenue from Investments for liquidity purpose	3	(7)
	Net Unrealized Gains (Losses)	128	3
Foreign exchange swaps	Revenue from Investments for liquidity purpose	54	29
	Net Unrealized Gains (Losses)	1	1
Foreign exchange forwards	Net Unrealized Gains (Losses)	1	(0)
		$ 369	$ 151
Loans related derivatives			
Currency swaps	Revenue from Loans — Operations	$ 145	$ 65
	Net Unrealized Gains (Losses)	183	361
Interest rate swaps	Revenue from Loans — Operations	34	40
	Net Unrealized Gains (Losses)	(7)	(59)
		$ 355	$ 407

0 = less than $0.5 million.

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the International Swaps and Derivatives Association (ISDA) Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors. The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the negotiated minimum credit rating level with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). By end of September 2022, the local market

continued

constraints in some of ADB's derivative counterparties have been removed making all netting agreements enforceable. As of 31 December 2021, the aggregate FV of ADB's derivative instruments that are in a net liability (negative marked-to-market) position was $741 million. Of which, $287 million are under the ISDA Master Agreement with local market constraints.

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 30 September 2022, ADB received collateral of $1,013 million ($1,180 million – 31 December 2021) in connection with swap agreements. Of this amount, $640 million ($643 million – 31 December 2021) was recorded as swap related collateral in the balance sheet.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting agreements as of 30 September 2022 and 31 December 2021 are summarized as follows (see Note D for PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS):

($ million)

	30 September 2022		31 December 2021	
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross amounts presented in the balance sheet	$ 92,094	$ (101,069)	$ 92,584[a]	$ (91,659)[b]
Gross amounts not offset in the balance sheet				
Financial instruments	(91,106)	91,106	(91,205)	91,205
Collateral received[c]	(909)	–	(1,043)	–
Net amount	$ 79	$ (9,963)	$ 336	$ (454)

[a] This excludes gross amount of DERIVATIVE ASSETS presented in the balance sheet not subject to enforceable master netting agreements amounting to $277 million.
[b] This excludes gross amount of DERIVATIVE LIABILITIES presented in the balance sheet not subject to enforceable master netting agreements amounting to $287 million.
[c] Collateral received includes both cash and securities collateral.

NOTE J—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture, and equipment includes (i) land; (ii) buildings and improvements; (iii) office furniture and equipment; and (iv) right-of-use asset. Breakdown as of 30 September 2022 and 31 December 2021 is as follows:

($ million)

	30 September 2022	31 December 2021
Land	$ 10	$ 10
Buildings and improvements	120	117
Office furniture and equipment	69	73
Right-of-use asset	48	52
Total	$ 247	$ 252

Land, buildings and improvements, and office furniture and equipment are shown at net book value.

Right-of-use asset pertains to lease of real properties such as offices, buildings and parking lots in field offices, classified as operating lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. As of 30 September 2022, lease liability amounted to $42 million ($48 million – 31 December 2021) and is recorded as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

continued

NOTE K—RELATED PARTY TRANSACTIONS

As of 30 September 2022 and 31 December 2021, ADB had the following net receivables and payable to ADF, external trust funds under ADB administration (Trust Funds), other Special Funds, and employee benefit plans consisting of the Staff Retirement Plan, the Retiree Medical Plan Fund, and the Defined Contribution plan. These are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)

	30 September 2022		31 December 2021	
Amounts receivable from:				
Asian Development Fund (Note N)	$	28	$	28
Other Special Funds		1		0
Trust Funds and Others—net		6		20
Employee Benefit Plans—net		4		–
Total	**$**	**39**	**$**	**48**
Amounts payable to:				
Employee Benefit Plans—net	$	–	$	2

0 = less than $0.5 million.

NOTE L—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

The carrying amounts of ADB's outstanding borrowings as of 30 September 2022 and 31 December 2021 are as follows:

($ million)

	30 September 2022		31 December 2021	
At Amortized cost	$	4,432	$	3,090
At Fair value		124,158		130,981
Total	**$**	**128,590**	**$**	**134,071**

Fair Value Disclosure

Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, foreign exchange rates, credit spreads, interest rates and FX volatilities and correlation.

ADB reports borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings at FV. Changes in FV are reported in the Statement of Income and Expenses under NET

continued

UNREALIZED GAINS (LOSSES). ADB measures the portion of the FV change due to instrument-specific credit risk and presents the amount separately in Accumulated other comprehensive loss account.

The FV hierarchy of ADB's outstanding borrowings as of 30 September 2022 and 31 December 2021 are as follows:

($ million)

	30 September 2022	31 December 2021
At Amortized cost		
Level 1	$ –	$ –
Level 2	4,275	3,383
Level 3	291	137
Sub-total	4,566	3,520
At Fair value		
Level 1	–	–
Level 2	117,418	124,015
Level 3	6,740	6,966
Sub-total	124,158	130,981
Total borrowings at fair value	$ 128,724	$ 134,501

For Level 3 borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 30 September 2022 and 31 December 2021 are presented below:

		Range (Weighted Average)[a]	
Valuation Technique	**Unobservable Inputs**	**30 September 2022**	**31 December 2021**
Discounted cash flows	Derived credit spreads	-0.38% to 21.84% (0.53%)	-1.21% to 3.89% (0.18%)

[a] Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

continued

The following table presents the changes in the carrying amounts of ADB's Level 3 borrowings reported at FV for the nine months ended 30 September 2022 and the year ended 31 December 2021:

($ million)

	30 September 2022	31 December 2021
Balance, beginning of the period	$ 6,966	$ 5,773
Total unrealized gains		
Included in earnings[a]	(285)	(164)
Included in other comprehensive income[b]	(763)	(487)
Issuances	2,047	3,854
Maturities/Redemptions	(1,225)	(2,010)
Balance, end of the period	$ 6,740	$ 6,966
The amount of total gains for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date	$ (232)	$ (135)
The amount of total gains for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[c] relating to liabilities still held at the reporting date	$ (49)	$ (16)

[a] Included in net unrealized gains (losses) (OCR-2).
[b] Included in unrealized holding gains from borrowings and accumulated translation adjustments (Note M).
[c] Included in unrealized holding gains from borrowings (Note M).

NOTE M—EQUITY

Capital Stock

The authorized capital stock of ADB totaling 10,639,083 shares, was fully subscribed by members. Of the subscribed shares, 10,105,947 are "callable" and 533,136 are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $55 million ($66 million – 31 December 2021).

As of 30 September 2022, the value of the SDR in terms of the US dollar was $1.275880 ($1.399580 – 31 December 2021) giving a value for each share of ADB's capital equivalent to $12,758.80 ($13,995.80 – 31 December 2021).

Allocation of One-Time Income from Asset Transfer from ADF

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387.

Allocation of Net Income

In May 2022, the Board of Governors approved the following with respect to ADB's 2021 net income of $693 million, after the appropriation of guarantee fees of $37 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $467 million representing adjustments for the net unrealized losses for the year ended 31 December 2021, be added from

continued

the cumulative revaluation adjustments (CRA) account; (ii) $778 million be allocated to the Ordinary Reserve; (iii) $292 million be allocated to the ADF; and (iv) $90 million be allocated to the Technical Assistance Special Fund (TASF).

In May 2021, the Board of Governors approved the following with respect to ADB's 2020 net income of $1,345 million, after the appropriation of guarantee fees of $27 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $213 million representing adjustments for the net unrealized gains for the year ended 31 December 2020, be added to the CRA account; (ii) $734 million be allocated to the Ordinary Reserve; (iii) $292 million be allocated to the ADF; (iv) $90 million be allocated to the TASF; and (v) $15 million to be allocated to the Asia Pacific Disaster Response Fund.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as translation adjustments for functional currencies; pension and postretirement liability adjustment; and unrealized gains and losses on financial instruments classified as AFS, equity investments under equity method and fair value changes of borrowings related to ADB's own credit spread.

The changes in Accumulated Other Comprehensive Loss balances for the nine months ended 30 September 2022 and 2021 are as follows:

($ million)

	Accumulated Translation Adjustments	Unrealized Holding Gains (Losses)				Pension/ Postretirement Liability Adjustments	Accumulated Other Comprehensive Loss
		Investments for liquidity purpose[a]	Equity investments — operations	Other debt securities — operations	Borrowings		
Balance, 1 January 2022	$ 603	$ 94	$ 6	$ 4	$ (471)	$ (870)	$ (634)
Other comprehensive (loss) income before reclassifications	(924)	(1,911)	(13)	(8)	242	–	(2,614)
Amounts reclassified from accumulated other comprehensive (loss) income	–	(17)	–	–	–	60	43
Net current-period other comprehensive (loss) income	(924)	(1,928)	(13)	(8)	242	60	(2,571)
Balance, 30 September 2022	$ (321)	$ (1,834)	$ (7)	$ (4)	$ (229)	$ (810)	$ (3,205)
Balance, 1 January 2021	$ 598	$ 705	$ (5)	$ 7	$ (56)	$ (1,873)	$ (624)
Other comprehensive income (loss) before reclassifications	49	(378)	8	(2)	(307)	–	(630)
Amounts reclassified from accumulated other comprehensive (loss) income	–	(28)	–	–	–	104	76
Net current-period other comprehensive income (loss)	49	(406)	8	(2)	(307)	104	(554)
Balance, 30 September 2021	$ 647	$ 299	$ 3	$ 5	$ (363)	$ (1,769)	$ (1,178)

[a] Includes securities transferred under repurchase agreements.

continued

The reclassifications of Accumulated Other Comprehensive Loss to Net Income for the nine months ended 30 September 2022 and 2021 are presented below:

($ million)

Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss[a]		Affected Line Item in the Condensed Statement of Income and Expenses
	2022	2021	
Unrealized Holding Gains			
Investments for liquidity purpose	$ 17	$ 28	NET REALIZED (LOSSES) GAINS Investments for liquidity purpose
Pension/Postretirement Liability Adjustments			
Actuarial Losses	(60)	(104)	Administrative expenses
Total reclassifications for the period	**$ (43)**	**$ (76)**	

[a] Amounts in parentheses indicate debits to net income.

NOTE N—INCOME AND EXPENSES

REVENUE from loan operations for the nine months ended 30 September 2022 was $1,932 million ($1,179 million – 2021). This comprises interest income totaling $1,901 million ($1,155 million – 2021), and commitment charges and other income[2] totaling $31 million ($24 million – 2021). The average return on the loan portfolio for the nine months ended 30 September 2022 was 1.8% (1.3% – 2021).

REVENUE from investments for liquidity purpose for the nine months ended 30 September 2022 was $650 million ($411 million – 2021). This comprises interest income including interest earned for securities transferred under repurchase agreements, and securities purchased under resale arrangements. The annualized rate of return on the average investments held during the nine months ended 30 September 2022, excluding unrealized gains and losses on investments, was 2.0% (1.4% – 2021).

REVENUE from equity investment operations for the nine months ended 30 September 2022 amounted to $28 million ($120 million – 2021). This comprises gains from equity method investments totaling $16 million ($118 million – 2021), $10 million dividends ($4 million – 2021), and other income from equity investments totaling $2 million ($2 million other expense – 2021).

REVENUE from other debt securities for the nine months ended 30 September 2022 was $28 million ($28 million – 2021) consisting mostly of interest income.

REVENUE from other sources for the nine months ended 30 September 2022 was $42 million ($42 million – 2021). This included income received as administration fees for projects and/or programs totaling $21 million ($18 million – 2021), transaction advisory service fee of $1 million ($5 million – 2021), and other miscellaneous income of $20 million ($19 million – 2021).

Borrowings and related expenses for the nine months ended 30 September 2022 amounted to $1,332 million ($355 million – 2021). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 1.0% (1.0% – 2021).

Administrative expenses for the nine months ended 30 September 2022 were allocated between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses for the

---

[2] Includes amortized front-end fees and loan origination costs, risk participation charges, and other loan-related income and/or expenses.

62

continued

nine months ended 30 September 2022 of $640 million ($674 million – 2021), $72 million ($69 million – 2021) was accordingly charged to the ADF.

For the nine months ended 30 September 2022, the net release of provision for credit losses amounted to $6 million ($48 million – 2021).

NET REALIZED GAINS for the nine months ended 30 September 2022 was $13 million ($161 million – 2021). This included gains on sale of equity investments of $53 million (gains on sale of equity investments of $127 million and impairment losses of equity method investments of $1   million – 2021), losses on sale of investments for liquidity purpose totaling $42 million ($17 million gains – 2021), gains on sale of other debt securities of $1 million ($18 million – 2020), and gain from early redemption of borrowings of $1 million (nil – 2021).

The following table provides information on the net unrealized gains or losses included in income for the nine months ended 30 September 2022 and 2021:

($ million)

	2022	2021
Fair value changes from:		
Borrowings and related swaps	$ 432	$ (902)
Investments related swaps and forwards	166	106
Loans and other debt securities related swaps	176	302
Equity investments	43	(0)
Reclassification of unrealized gains on divested equity investment	(57)	(111)
Translation adjustments in non-functional currencies	(7)	1
Total	**$ 753**	**$ (604)**

0 = less than $0.5 million.

continued

NOTE O—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and FVs of ADB's financial instruments as of 30 September 2022 and 31 December 2021 are summarized below:

($ million)

	30 September 2022		31 December 2021	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 3,096	$ 3,096	$ 3,848	$ 3,848
Investments for liquidity purpose (Note C)	47,357	47,357	43,287	43,287
Securities transferred under repurchase agreements (Note C)	2,825	2,825	498	498
Securities purchased under resale arrangements (Note C)	259	259	542	542
Loans outstanding (Note E)	137,708	137,446	137,163	137,143
Equity investments — operations carried at fair value (Note G)	348	348	349	349
Other debt securities — operations (Note H)	649	655	823	870
Derivative assets - borrowings (Note I)	47,094	47,094	49,582	49,582
Derivative assets - investments for liquidity purpose (Note I)	28,184	28,184	25,176	25,176
Derivative assets - loans — operations (Note I)	16,816	16,816	18,102	18,102
Swap related collateral (Note I)	640	640	643	643
Future guarantee receivable (Note F)	83	83	92	92
LIABILITIES:				
Borrowings (Note L)	128,590	128,724	134,071	134,501
Derivative liabilities - borrowings (Note I)	63,346	63,346	50,243	50,243
Derivative liabilities - investments for liquidity purpose (Note I)	24,608	24,608	24,582	24,582
Derivative liabilities - loans — operations (Note I)	13,115	13,115	17,122	17,122
Payable under securities repurchase agreements (Note D)	2,911	2,911	499	499
Swap related collateral (Note I)	640	640	643	643
Guarantee liability (Note F)	83	83	92	92
Off-balance sheet financial instruments:[a]				
ASSETS:				
Future guarantee receivable	n/a	0	n/a	1
LIABILITIES:				
Guarantee Liability	n/a	0	n/a	1

0 = less than $0.5 million. n/a = not applicable.
[a] Guarantees issued or modified prior to 1 January 2003.

As of 30 September 2022 and 31 December 2021, ADB has no material assets or liabilities measured at FV on a non-recurring basis.

continued

NOTE P—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2022 through 17 November 2022, the date these condensed financial statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $1,828 million in various currencies.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED BALANCE SHEET
30 September 2022 and 31 December 2021
Expressed in Millions of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS		$ 2		$ 2
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)				
Government or government-related obligations	$ 3,850		$ 3,644	
Time deposits	351		671	
Corporate obligations	269	4,470	312	4,627
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS		19		17
ACCRUED REVENUE		22		19
OTHER ASSETS (Note F)		421		191
TOTAL		**$ 4,934**		**$ 4,856**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable to related funds (Note E)		$ 37		$ 28
Advance payments on contributions (Note F)		113		137
Undisbursed grants (Note I)		3,393		3,174
Total Liabilities		3,543		3,339
FUND BALANCES (ADF-4)				
Contributions received				
Contributed resources (Note F)	$ 35,860		$ 35,581	
Unamortized discount	(47)	35,813	(50)	35,531
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		3,325		3,033
		39,138		38,564
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(606)		(805)
Accumulated deficit				
From assets transfer to OCR	(31,029)		(31,029)	
From others	(4,309)	(35,338)	(3,759)	(34,788)
Accumulated other comprehensive loss (Note G)		(1,803)		(1,454)
Total Fund Balance		1,391		1,517
TOTAL		**$ 4,934**		**$ 4,856**

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Millions of US Dollars

	2022	**2021**
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$ 60	$ 53
EXPENSES		
Grants (Note I)	(535)	(464)
Administrative expenses (Notes E and H)	(72)	(69)
Amortization of discount on contributions	(2)	(5)
Other expenses	(1)	(0)
TOTAL EXPENSES	(610)	(538)
NET UNREALIZED GAINS (LOSSES)	0	(1)
NET LOSS	**$ (550)**	**$ (486)**

Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF COMPREHENSIVE LOSS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Millions of US Dollars

	2022	**2021**
NET LOSS (ADF-2)	$ (550)	$ (486)
Other comprehensive loss (Note G)		
Unrealized investment holding losses		
on investments for liquidity purpose	(349)	(82)
COMPREHENSIVE LOSS	**$ (899)**	**$ (568)**

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-4

CONDENSED STATEMENT OF CHANGES IN FUND BALANCES—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Millions of US Dollars

	2022	**2021**
Balance, 1 January	$ 1,517	$ 1,172
Comprehensive loss (ADF-3, Note G)	(899)	(568)
Contributions made available for operational commitment	280	435
Net amortization of discount on donor's contribution	2	(35)
Demand obligations received	(264)	(366)
Encashment of demand obligations	463	588
Transfers from ordinary capital resources	292	292
Balance, 30 September	**$ 1,391**	**$ 1,518**

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Millions of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received from investments for liquidity purpose	$ 57	$ 58
Administrative expenses paid	(72)	(75)
Grants disbursed	(554)	(238)
Net Cash Used in Operating Activities	(569)	(255)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments for liquidity purpose	20	–
Maturities of investments for liquidity purpose	21,090	21,405
Purchases of investments for liquidity purpose	(21,303)	(22,102)
Receipts from securities purchased under resale arrangements	4,495	3,087
Payments for securities purchased under resale arrangements	(4,497)	(3,080)
Net Cash Used in Investing Activities	(195)	(690)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	474	642
Cash received from ordinary capital resources	292	292
Cash Provided by Financing Activities	766	934
Effect of Exchange Rate Changes on Due from Banks	(2)	(2)
Net Decrease\ in Due from Banks	(0)	(13)
Due from Banks at Beginning of Period	2	15
Due from Banks at End of Period	$ 2	$ 2

Note: 0 = less than $0.5 million.
The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2022 and 2021
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2021 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2022 and 2021 have been included. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Replenishments

In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the Asian Development Fund (ADF 13) and the seventh regularized replenishment of Technical Assistance Special Fund (TASF).[1] The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. As of 30 September 2022, ADB received instruments of contributions from 31 donors totaling $2,187 million, which represent 93% of the total ADF and TASF donor contribution commitment amounting to $2,361 million. Donors agreed to allocate $517 million to TASF out of the total replenishment.[2]

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of ADF are prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statement requires management to make reasonable estimates and assumptions nakthat affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates. Judgements have been used in the valuation of certain financial instruments.

The US dollar is the reporting currency for the purpose of presenting the financial position and the results of operations.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

---

[1] ADB. 2020. *Board of Governors' Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund.* Manila.
[2] US dollar equivalent based on exchange rates in Board of Governor's Resolution No. 408.

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded as Contributed Resources when the Instruments of Contribution are acknowledged and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.

Donors have the option to pay their contributions under the accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF 12, 9 years for ADF X and ADF XI, and 11 years for ADF 13.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

Allowance for Credit Losses

When an available-for-sale (AFS) debt security's fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold or is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. A portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to provision for credit losses. For certain financial assets, such as Due from Banks and Securities Purchased under Resale Arrangements, no expected loss is determined based on the credit quality.

Accounting and Reporting Developments

In November 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2021-10, *"Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance",* which require disclosures by business entities (all entities except for not-for-profit [NFP] entities within the scope of Topic 958, Not-for-Profit Entities, and employee benefit plans within the scope of Topic 960, Plan Accounting—Defined Benefit Pension Plans, Topic 962, Plan Accounting—Defined Contribution Pension Plans, and Topic 965, Plan Accounting—Health and Welfare Benefit Plans) about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model. The update took effect on 1 January 2022 but did not have an impact on ADF's financial statements.

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

Investment securities and time deposits are classified as available for sale and are reported at FV. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortizations of premiums and discounts.

The FV and amortized cost of investments for liquidity purpose as of 30 September 2022 and 31 December 2021 are as follows:

($ million)

| | 30 September 2022 | | 31 December 2021 | |
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$ 955	$ 961	$ 1,316	$ 1,313
Due after one year through five years	2,774	2,965	2,474	2,434
Due after five years through ten years	741	847	837	834
Total	**$ 4,470**	**$ 4,773**	**$ 4,627**	**$ 4,581**

Additional information relating to investments in government or government-related obligations and other securities classified as available for sale are as follows:

($ million)

	30 September 2022	31 December 2021
As of		
Amortized cost	$ 4,422	$ 3,910
Fair value	4,119	3,956
Gross unrealized gains	0	71
Gross unrealized losses	(303)	(25)
For the nine months ended 30 September	**2022**	**2021**
Change in net unrealized losses from prior year	(349)	(82)
Proceeds from sales	20	–
Gross gain on sales	0	–

0 = less than $0.5 million.

continued

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2022, including securities purchased under resale arrangements, was 1.8% (1.6% – 2021) excluding unrealized gains and losses on investment securities, and -5.9% (-0.3% – 2021) including unrealized gains and losses on investments.

The table below provides a listing of investments that sustained unrealized losses as of 30 September 2022 and 31 December 2021. There were 67 government or government-related obligations (nine – 31 December 2021) and two corporate obligations (nil – 31 December 2021) that have been in continuous losses for over one year.

($ million)

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of 30 September 2022						
Government or government-related obligations	$ 2,927	$ 150	$ 894	$ 136	$ 3,821	$ 286
Corporate Obligations	227	11	42	6	269	17
Total	$ 3,154	$ 161	$ 936	$ 142	$ 4,090	$ 303
As of 31 December 2021						
Government or government-related obligations	$ 1,103	$ 19	$ 155	$ 5	$ 1,257	$ 24
Corporate Obligations	73	1	–	–	73	1
Total	$ 1,176	$ 20	$ 155	$ 5	$ 1,330	$ 25

As of 30 September 2022, ADB had the intent and ability to hold the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2022 and 31 December 2021 are as follows:

($ million)

	Total	Fair Value Measurements		
		Level 1	Level 2	Level 3
30 September 2022				
Investments for liquidity purpose				
Government or government-related obligations	$ 3,850	$ 3,712	$ 138	$ –
Time deposits	351	–	351	–
Corporate obligations	269	269	–	–
Securities purchased under resale arrangements	19	–	19	–
Total at fair value	$ 4,489	$ 3,981	$ 508	$ –

continued

($ million)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
31 December 2021				
Investments for liquidity purpose				
Government or government-related obligations	$ 3,644	$ 3,517	$ 127	$ –
Time deposits	671	–	671	–
Corporate obligations	312	312	–	–
Securities purchased under resale arrangements	17	–	17	–
Total at fair value	**$ 4,644**	**$ 3,829**	**$ 815**	**$ –**

If available, active market quotes are used to measure fair values of investment securities and related financial assets. Otherwise, they are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates FV.

NOTE D—GUARANTEES

ADB provides guarantees under the Private Sector Window (PSW) of the ADF. Such guarantees include credit guarantees where certain principal is covered. As of 30 September 2022, the guarantees have a maximum potential exposure of $5 million (nil – 31 December 2021) and an outstanding amount of $4 million (nil – 31 December 2021). The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

NOTE E—RELATED PARTY TRANSACTIONS

Included in Payable to related funds and others is the net amount of $28 million ($28 million – 31 December 2021) payable to ordinary capital resources (OCR), and $8 million (nil – 31 December 2021) payable to TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement (see Note H) while the payable to TASF represents specific portion of installment payments received from donors for ADF 13 that were allocated to the TASF.

As of 30 September 2022, ADF guarantees to OCR under the PSW had a maximum potential exposure of $5 million (nil – 31 December 2021).

NOTE F—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2022, the ADF received $292 million following the Board of Governor's approval of the transfer of OCR's 2021 net income allocation ($292 million – 2021)

As of 30 September 2022, a total of $1,782 million was committed and acknowledged for ADF 13, of which $763 million was made available for operational commitment, and recorded in Contributed Resources.

continued

Advance payments on contributions received from donors as of 30 September 2022 totaled $113 million ($137 million – 31 December 2021) and are presented under ACCOUNTS PAYABLE AND OTHER LIABILITIES. Of this amount, $49 million ($57 million – 31 December 2021) were received in cash, while the remaining $64 million ($80 million – 31 December 2021) were received in demand obligations and reported under OTHER ASSETS.

NOTE G—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive Loss has two major components: net loss (ADF-2) and other comprehensive (loss) income (ADF-3). Other comprehensive (loss) income includes unrealized gains and losses on Available for Sale securities.

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the nine months ended 30 September 2022 and 2021:

($ million)

	Accumulated Other Comprehensive Loss	
	2022	2021
Balance, 1 January	$ (1,454)	$ (1,330)
Unrealized Holding Losses on Investments for Liquidity Purpose		
Other comprehensive loss before reclassification	(349)	(82)
Amounts reclassified from accumulated other comprehensive loss	(0)	–
Net current-period other comprehensive loss	(349)	(82)
Balance, 30 September	**$ (1,803)**	**$ (1,412)**

0 = less than $0.5 million.

The reclassifications of Accumulated Other Comprehensive Loss to Income and Expenses for the nine months ended 30 September 2022 and 2021 are presented below:

($ million)

Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss		Affected Line Item in the Condensed Statement of Income and Expenses
	2022	2021	
Unrealized Holding Losses on Investments for Liquidity Purpose	0	–	NET REALIZED GAINS FROM INVESTMENTS FOR LIQUIDITY PURPOSE

0 = less than $0.5 million.

NOTE H—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges allocated to ADF, which is an apportionment of all administrative expenses of ADB in the proportion of the relative volume of operational activities.

NOTE I—GRANTS AND UNDISBURSED GRANTS

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. During the period, 16 grants (29 grants – 2021) became effective resulting in a total Grants expense of $535 million ($464 million – 2021), net of $17 million ($47 million – 2021) undisbursed grants that were reversed as reduction in grant expenses. $127 million ($129 million – 2021) in Grants expense relates to ADB's COVID-19 response.

continued

The FV of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2022 through 17 November 2022, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the ADF's condensed financial statements as of 30 September 2022.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2022 and 31 December 2021
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS (Note H)		$ 8,866		$ 8,317
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)				
Government or government-related obligations	$ 457,581		$ 361,890	
Time deposits	232,897		284,308	
Corporate obligations	46,844	737,322	25,563	671,761
ACCRUED REVENUE		2,277		596
DUE FROM CONTRIBUTORS (Note F)		247,956		413,465
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)		13,110		4,300
TOTAL		**$1,009,531**		**$ 1,098,439**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable to related funds (Note D)	$ 332		$ 611	
Deferred credits (Note E)	707	$ 1,039	1,917	$ 2,528
UNDISBURSED TECHNICAL ASSISTANCE (Note E)		594,846		631,444
TOTAL LIABILITIES		595,885		633,972
UNCOMMITTED BALANCES (TASF-2), represented by:				
Net assets without donor restrictions		413,646		464,467
TOTAL		**$1,009,531**		**$ 1,098,439**

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ 90,368	$ 560,773
REVENUE		
From investments for liquidity purpose—net (Note C)	(26,545)	(1,757)
From other sources (Notes D and E)	6,435	5,162
Total	70,258	564,178
EXPENSES		
Technical assistance— net (Notes E and G)	(64,427)	(70,255)
Administrative expenses (Note D)	(5,052)	(4,930)
Financial expenses	(35)	(33)
Total	(69,514)	(75,218)
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	744	488,960
EXCHANGE (LOSSES) GAINS—net	(51,565)	5,139
(DECREASE) INCREASE IN NET ASSETS	(50,821)	494,099
NET ASSETS AT BEGINNING OF PERIOD	464,467	87,149
NET ASSETS AT END OF PERIOD	$ 413,646	$ 581,248

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 195,158	$ 186,395
Interest received on investments for liquidity purpose	5,244	1,391
Net cash received from other activities	1,382	232
Technical assistance disbursed	(102,165)	(98,771)
Financial expenses paid	(35)	(33)
Net Cash Provided by Operating Activities	99,584	89,214
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	4,046,390	3,612,285
Purchases of investments for liquidity purpose	(4,145,420)	(3,706,265)
Net Cash Used in Investing Activities	(99,030)	(93,980)
Effect of Exchange Rate Changes on Due from Banks	(5)	(1)
Net Increase (Decrease) in Due from Banks	549	(4,767)
Due from Banks at Beginning of Period	8,317	9,333
Due from Banks at End of Period	$ 8,866	$ 4,566

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2022 and 2021
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2021 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2022 and 2021 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Replenishments

In November 2020, the Board of Governors adopted a resolution providing for the 12th replenishment of the Asian Development Fund and the seventh regularized replenishment of the Technical Assistance Special Fund (ADF 13).[1] The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. Donors agreed to allocate $517 million to TASF out of the total replenishment. As of 30 September 2022, TASF received contribution commitments from 31 donors totaling $478 million, or 93% of the total commitment.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, *"Fair Value Measurement"* defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

---

[1] ADB. 2020. *Board of Governors' Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund.* Manila.

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held by TASF are reported at FV. Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose. During the nine months ended 30 September 2022, REVENUE From investments for liquidity purpose of -$26,545,000 (-$1,757,000 – 2021) included income from securities, time deposits and corporate obligations of $6,021,000 ($1,791,000 – 2021), net of unrealized investment holding losses of $32,566,000 (losses of $3,548,000 – 2021).

The annualized rate of return on the average investments held during the nine months ended 30 September 2022, based on the portfolio held at the beginning and end of each month, was -3.6% (-0.2% – 2021).

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets by contractual maturity as of 30 September 2022 and 31 December 2021 are as follows:

($ thousand)

Investments for liquidity purpose	30 September 2022			31 December 2021		
	0-1 year	> 1 year	Total	0-1 year	> 1 year	Total
Government or government-related obligations	$ 51,930	$ 405,651	$ 457,581	$ –	$ 361,890	$ 361,890
Time deposits	232,897	–	232,897	284,308	–	284,308
Corporate obligations	–	46,844	46,844	–	25,563	25,563
Total at fair value	**$ 284,827**	**$ 452,495**	**$ 737,322**	**$ 284,308**	**$ 387,453**	**$ 671,761**

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2022 and 31 December 2021 are as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 September 2022				
Investments for liquidity purpose				
Government or government-related obligations	$ 457,581	$ 408,170	$ 49,411	$ –
Time deposits	232,897	–	232,897	–
Corporate obligations	46,844	46,844	–	–
Total at fair value	**$ 737,322**	**$ 455,014**	**$ 282,308**	**$ –**
31 December 2021				
Investments for liquidity purpose				
Government or government-related obligations	$ 361,890	$ 303,946	$ 57,944	$ –
Time deposits	284,308	–	284,308	–
Corporate obligations	25,563	25,563	–	–
Total at fair value	**$ 671,761**	**$ 329,509**	**$ 342,252**	**$ –**

If available, investments are fair valued based on active market quotes. These include government or government-related obligations. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. Under the four most recent replenishments, a specific portion of the total contributions is allocated to the TASF as regularized replenishments. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and program activities may be cofinanced by ADB's other special funds and trust funds administered by ADB. Interfund accounts are settled regularly between the TASF and the other funds.

ADB does not allocate any service fees to TASF for administering Technical Assistance (TA) which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TA projects to be 5% of amounts disbursed for TA projects. For the nine months ended 30 September 2022, the calculated service fee was $5,052,000 ($4,930,000 – 2021) recorded as Administrative expenses under EXPENSES, and REVENUE From other sources. The transaction has no impact on the net assets of TASF.

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are as follows:

($ thousand)

	30 September 2022	31 December 2021
Receivable from:		
Asian Development Fund	$ 7,993	$ –
Regional Cooperation and Integration Fund—net	40	72
Climate Change Fund—net	42	38
Financial Sector Development Partnership Special Fund	–	31
Trust Funds—net	779	1,274
Total	$ 8,854	$ 1,415
Payable to:		
Ordinary capital resources—net	$ 314	$ 175
Financial Sector Development Partnership Special Fund	4	–
Total	$ 318	$ 175

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. During the nine months ended 30 September 2022, 46 TA projects and 59 supplementary TA (48 TA projects and 52 supplementary – 2021) became effective resulting in a total TA expense of $64,427,000 ($70,255,000 – 2021), net of $15,603,000 ($15,363,000 – 2021) undisbursed TA that were reversed as a reduction in TA expenses. $7,166,000 ($17,450,000 – 2021) in TA expenses relates to ADB's COVID-19 response.

Undisbursed TA are denominated in US dollars and represent effective TA not yet disbursed and unliquidated.

ADB normally finances all TA on a grant basis. However, some TA operations are subject to the recovery of the full cost of the TA or provided on a reimbursable basis. As of 30 September 2022, reimbursable TA amounting to $707,000 was received in advance of the TA effectiveness ($1,707,000 – 31 December 2021) which was included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

continued

NOTE F—CONTRIBUTIONS

During the nine months ended 30 September 2022, TASF received total contributions of $90,368,000 comprising of $88,000 in additional contributions from ADF 13, $280,000 direct voluntary contributions from one donor, and $90,000,000 from OCR's 2021 net income allocation ($90,000,000 – 2021) following the Resolution of the Board of Governors in May 2022. During the period, TASF received cash and promissory notes from ADF replenishments comprising of the following:

($ thousand)

	30 September 2022	30 September 2021
Regularized Replenishments		
ADF 13	$ 116,632	$ 101,338
ADF 12	9,749	7,568
Total	$ 126,381	$ 108,906

Total contributions not yet received and reported as DUE FROM CONTRIBUTORS are as follows:

($ thousand)

	30 September 2022	31 December 2021
Direct Voluntary	$ 70	$ –
Regularized Replenishments		
ADF 13	$ 219,664	$ 374,909
ADF 12	4,930	14,679
ADF X	19,167	19,628
ADF IX	4,125	4,249
	247,886	413,465
Total	$ 247,956	$ 413,465

NOTE G—TECHNICAL ASSISTANCE EXPENSES

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the period. The details of TA expenses for the nine months ended 30 September 2022 and 2021 are as follows:

($ thousand)

	2022	2021
Consultants	$ 64,141	$ 70,564
Trainings and seminars	6,564	5,129
Studies	1,843	2,082
Equipment	560	508
Other expenses-net[a]	(8,681)	(8,028)
Total	$ 64,427	$ 70,255

[a] Net of undisbursed commitment balances that were reversed as a reduction in TA expenses. (See Note E).

continued

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of TASF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, TASF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2022, TASF has liquidity of $293,693,000 ($292,625,000 – 31 December 2021) consisting of DUE FROM BANKS of $8,866,000 ($8,317,000 – 31 December 2021), and INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $232,897,000 ($284,308,000 – 31 December 2021), Government or government-related obligations of $51,930,000 (nil – 31 December 2021), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2022 through 17 November 2022, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the TASF's condensed financial statements as of 30 September 2022.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2022 and 31 December 2021
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS (Note F)	$	5,123	$	5,150
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and F)				
Time deposits		107,997		107,111
ACCRUED REVENUE		–		9
TOTAL	$	**113,120**	$	**112,270**
LIABILITIES AND NET ASSETS				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	5	$	24
NET ASSETS (JSF-2), represented by:				
Uncommitted balances				
Without donor restrictions		113,115		112,246
TOTAL	$	**113,120**	$	**112,270**

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
REVENUE		
From investments for liquidity purpose (Note C)	$ 877	$ 55
From other sources	35	–
Total	912	55
EXPENSES		
Administrative expenses (Note E)	(43)	(44)
INCREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	869	11
CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS		
REVENUE		
From investments for liquidity purpose (Note C)	–	30
INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	–	30
INCREASE IN NET ASSETS	869	41
NET ASSETS AT BEGINNING OF PERIOD	112,246	112,214
NET ASSETS AT END OF PERIOD	**$ 113,115**	**$ 112,255**

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received on investments for liquidity purpose	$ 886	$ 92
Net cash received from other sources	35	–
Administrative expenses paid	(62)	(62)
Net Cash Provided by Operating Activities	859	30
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	4,186,129	4,191,203
Purchases of investments for liquidity purpose	(4,187,015)	(4,191,295)
Net Cash Used in Investing Activities	(886)	(92)
Net Decrease in Due From Banks	(27)	(62)
Due from Banks at Beginning of Period	5,150	1,984
Due from Banks at End of Period	$ 5,123	$ 1,922

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2022 and 2021
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2021 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2022 and 2021 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Japan Special Fund (JSF) was established in March 1988 when the Government of Japan and Asian Development Bank (ADB) entered into a financial arrangement whereby the Government of Japan agreed to make an initial contribution and ADB became the administrator. The purpose of JSF is to help developing member countries (DMCs) of ADB restructure their economies in the light of changing global environment and to broaden their investment opportunities.

In March 1999, funded by the Government of Japan, Asian Currency Crisis Support Facility (ACCSF) was established within JSF to assist in the economic recovery of crisis-affected member countries (CAMCs). With the general fulfillment of the purpose of the facility, the Government of Japan and ADB agreed to terminate the ACCSF in March 2002 and all projects were financially completed in 2011.

In September 2021, the Government of Japan decided to resume utilizing the JSF's remaining balance starting January 2022 to maximize its benefits in supporting the needs of ADB's DMCs through TA. In addition, the Government decided to transfer the residual funds of ACCSF to JSF's account and close the ACCSF's account. In November 2021, ACCSF account was closed after transferring its residual balance amounting to $39,447,000 to JSF's account. The residual balance transferred from ACCSF forms part of JSF which are used for JSF's general objectives.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations and as net assets with and without donor restrictions. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Japan Special Fund (JSF), representing the currency of the primary economic operating environment. The JSF reports donor's contributed cash and other assets as support without donor restrictions as these are made available to the JSF without conditions other than for the purposes of pursuing the objectives of the JSF.

The ACCSF assets transferred to JSF are no longer with donor restriction after November 2021. There was no net asset with donor restriction as of 30 September 2022 and 31 December 2021. For the nine months ended 30 September 2021, ACCSF reported $30,000 revenue from investments for liquidity purpose in CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS and $39,441,000 ending net asset in the Condensed Statement of Activities and Changes in Net Assets. ACCSF's net cash flow from operating activities and investment activities for the nine months ended 30 September 2021 were $32,000 respectively. These pertained to the activities related to investment for liquidity purpose which are reported in CASH FLOWS FROM OPERATING ACTIVITIES in the Condensed Statement of Cash Flows.

continued

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2022 and 31 December 2021 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

The annualized rates of return on the average investments for liquidity purpose held during the nine months ended 30 September 2022, based on the portfolio held at the beginning and end of each month, was 1.1% (0.1% – 2021).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2022 and 31 December 2021 is as follows:

($ thousand)

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
30 September 2022				
Investments for liquidity purpose				
Time deposits	$ 107,997	$ –	$ 107,997	$ –
31 December 2021				
Investments for liquidity purpose				
Time deposits	$ 107,111	$ –	$ 107,111	$ –

continued

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds.

As of 30 September 2022, $5,000 ($14,000 – 31 December 2021) was payable by JSF to OCR which is included in the ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—ADMINISTRATIVE EXPENSES

Administrative expenses include salaries and benefits, which are incurred for management and general supporting activities. For the nine months ended 30 September 2022, salaries and benefits amounted to $43,000 ($44,000 – 2021).

NOTE F—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of JSF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, JSF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2022, the JSF has liquidity of $113,120,000 ($112,261,000 – 31 December 2021) consisting of DUE FROM BANKS of $5,123,000 ($5,150,000 – 31 December 2021) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $107,997,000 ($107,111,000 – 31 December 2021), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2022 through 17 November 2022, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the JSF's condensed financial statements as of 30 September 2022.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2022 and 31 December 2021
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS (Note I)	$17,690			$17,034
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and I)				
Time deposits	11,018			10,928
PROPERTY, FURNITURE, AND EQUIPMENT (Note D)	1,019			3,200
DUE FROM CONTRIBUTORS (Note F)	–			5,672
LONG-TERM GUARANTEE DEPOSITS (Note E)	986			1,237
OTHER ASSETS	36			280
TOTAL	**$30,749**			**$38,351**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Accrued pension and postretirement medical benefit costs	$ 7,178		$ 7,125	
Asset reinstatement obligations (Note E)	749		940	
Lease liability (Note E)	849		2,984	
Others	760	$ 9,536	1,064	$12,113
UNCOMMITTED BALANCES (ADBI-2), represented by:				
Net assets without donor restrictions	20,737		25,502	
Net assets with donor restrictions (Note G)	476	21,213	736	26,238
TOTAL		**$30,749**		**$38,351**

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ 6,769	$ 6,775
REVENUE		
From rental (Note G)	210	242
From investments for liquidity purpose (Note C)	89	7
From other sources—net (Notes G and H)	515	617
NET ASSETS RELEASED FROM ASSETS WITH DONOR RESTRICTIONS	260	151
Total	7,843	7,792
EXPENSES		
Administrative expenses (Notes G and H)	(6,054)	(6,670)
Program expenses (Note G)	(3,216)	(2,873)
Total	(9,270)	(9,543)
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(1,427)	(1,751)
EXCHANGE LOSSES—net	(2,137)	(680)
TRANSLATION ADJUSTMENTS	(1,201)	(771)
DECREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	(4,765)	(3,202)
CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS		
REVENUE FROM OTHER SOURCES (Note G)	–	108
NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS	(260)	(151)
DECREASE IN NET ASSETS WITH DONOR RESTRICTIONS	(260)	(43)
DECREASE IN NET ASSETS	(5,025)	(3,245)
NET ASSETS AT BEGINNING OF PERIOD	26,238	23,787
NET ASSETS AT END OF PERIOD	$ 21,213	$ 20,542

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 12,489	$ 13,769
Interest received on investments for liquidity purpose	90	6
Expenses paid	(9,215)	(8,780)
Others—net	(1,413)	287
Net Cash Provided by Operating Activities	1,951	5,282
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	427,078	331,016
Purchases of investments for liquidity purpose	(427,168)	(338,023)
Net Cash Used in Investing Activities	(90)	(7,007)
Effect of Exchange Rate Changes on Due from Banks	(1,205)	(732)
Net Increase (Decrease) in Due From Banks	656	(2,457)
Due From Banks at Beginning of Period	17,034	22,228
Due From Banks at End of Period	$ 17,690	$ 19,771

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2022 and 2021
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2021 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2022 and 2021 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is yen, representing the currency of primary economic operating environment of the Institute. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

The Institute reports donor's contributed cash and other assets as support without donor restrictions as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute.

The Institute reports donor's contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In November 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2021-09, "Leases (Topic 842) – Discount Rate for Lessees That Are Not Public Business Entities", which provides lessees that are not public business entities to make the risk-free rate election by class of underlying asset, rather than at the entity-wide level. The amendment took effect on 1 January 2022 but did not have an impact on ADBI's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2022 and 31 December 2021 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rates of return on the average investments for liquidity purpose held during the nine months ended 30 September 2022, based on the portfolio held at the beginning and end of each month, was 1.1% (0.1% – 2021).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2022 and 31 December 2021 is as follows:

($ thousand)

	Total		Fair Value Measurements			
			Level 1	Level 2	Level 3	
30 September 2022						
Investments for liquidity purpose						
Time deposits	$	11,018	$ –	$ 11,018	$ –	
31 December 2021						
Investments for liquidity purpose						
Time deposits	$	10,928	$ –	$ 10,928	$ –	

Time deposits are reported at cost, which approximates FV.

NOTE D—PROPERTY, FURNITURE, AND EQUIPMENT

As of 30 September 2022, property, furniture and equipment of $1,019,000 ($3,197,000 – 31 December 2021) pertain to the right-of-use asset relating to the Institute's office lease. Additional information on right-of use asset is provided in Note E. All office furniture, fixtures, and equipment have been fully amortized as of the period ($3,000 – 31 December 2021).

continued

NOTE E—LEASE

Right-of-use asset and Lease liability

The Institute's right-of-use asset and lease liability pertain to its leased office space, classified as an operating lease. Rental expenses under operating leases for the nine months ended 30 September 2022 and 2021 were $1,774,000 and $2,048,000, respectively. As of 30 September 2022, the right-of-use asset of $1,019,000 ($3,197,000 – 31 December 2021), which included prepaid rent of $170,000 ($213,000 – 31 December 2021), was presented as part of PROPERTY, FURNITURE, AND EQUIPMENT. The lease liability of $849,000 as of 30 September 2022 ($2,984,000 – 31 December 2021) was presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute's Statement of Financial Position.

The Institute's lease agreement for its office space was renewed until 31 March 2023. The Institute's sublease agreement for a part of its office space was also renewed accordingly. The sublease has been classified as an operating lease. Additional information on the sublease is provided in Note G.

Long-term guarantee deposits

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2020. As of 30 September 2022, the LONG-TERM GUARANTEE DEPOSITS presented in the Institute's Statement of Financial Position amounted to $986,000 ($1,237,000 – 31 December 2021).

Asset reinstatement obligations

The Institute has recorded estimated asset reinstatement obligations for restoration costs to be incurred upon termination of its office space lease. As of 30 September 2022, asset reinstatement obligations amounted to $749,000 ($940,000 – 31 December 2021) and presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute's Statement of Financial Position.

NOTE F—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB's member countries and are approved by the ADB Board of Directors. Contributions are recognized in the Statement of Activities and Changes in Net Assets when unconditional commitments are received from the donors.

Contributions committed and received during the nine months ended 30 September 2022 and 2021 are as follows:

(in thousands)

Donor	Amount of commitment		Commitment date	Receipt date
	LC	USD		
Government of Japan				
40th contribution	¥ 665,009	$ 4,869	June 2022	June 2022
39th contribution	¥ 652,742	$ 5,672	December 2021	January 2022
38th contribution	¥ 652,743	$ 5,900	June 2021	June 2021
37th contribution	¥ 672,069	$ 6,513	December 2020	January 2021
Government of Republic of Korea				
2nd installment of the 5th contribution		$ 950	September 2022	September 2022
1st installment of the 5th contribution		$ 950	April 2022	April 2022
3rd installment of the 4th contribution		$ 875	April 2021	May 2021
Government of People's Republic of China				
2nd installment of 2nd contribution		$ 500	December 2020	January 2021

LC = local currency, USD = US dollar.

continued

NOTE G—REVENUE AND EXPENSES

Revenue from rental

Revenue from rental consists of sublease rental income totaling $210,000 for the nine months ended 30 September 2022 ($242,000 – 2021) received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm's length.

Revenue from other sources

Revenue from other sources include service fees to OCR, fees from honorariums, publication royalties, and grants from private donors.

Grants received from private donors for a specific purpose or program are classified as support with donor restrictions. The net assets with donor restrictions including net accumulated interest income as of 30 September 2022 of $476,000 ($736,000 – 31 December 2021) are restricted for non-sewered sanitation program expenses.

Net assets released to assets without donor restrictions relate to non-sewered sanitation program expenses of $260,000 during the nine months 30 September 2022 ($151,000 – 2021) which have satisfied the conditions specified by the donor.

Administrative expenses

Administrative expenses include salaries and benefits, office and occupancy, external services, travel, and other expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the nine months ended 30 September 2022 and 2021:

($ thousand)

	2022		**2021**	
Salaries and benefits	$	3,382	$	3,873
Office and occupancy[a]		2,193		2,415
External services		350		352
Travel		109		7
Other expenses		20		23
Total Administrative Expenses	**$**	**6,054**	**$**	**6,670**

[a] Includes operating lease expense (Note E).

Program expenses

Program expenses generally represent trainings and seminars and consultant expenses related to research and capacity building projects of the Institute. The following table summarizes program expenses for the nine months ended 30 September 2022 and 2021:

($ thousand)

	2022		**2021**	
Trainings and seminars	$	2,691	$	2,376
Consultants		525		497
Total Program Expenses	**$**	**3,216**	**$**	**2,873**

continued

NOTE H—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan and Post-Retirement Group Medical Insurance Plan. The fair value of those personnel services has been estimated to be 10 basis points of the average balance of the Institute's liquid assets. For the nine months ended 30 September 2022, the calculated service fee was $22,000 ($23,000 – 2021) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

The Institute is a lessor in a sublease agreement with the Japan Representative Office of ADB. For the nine months ended 30 September 2022, the revenue from the sublease rental amounted to $210,000 ($242,000 – 2021).

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $288,000 at 30 September 2022 ($75,000 – 31 December 2021). The payable resulted from transactions in the normal course of business.

NOTE I—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of the Institute's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, the Institute invests cash in excess of daily requirements in short-term investments.

As of 30 September 2022, the Institute has liquidity of $28,708,000 ($27,962,000 – 31 December 2021) consisting of DUE FROM BANKS of $17,690,000 ($17,034,000 – 31 December 2021) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $11,018,000 ($10,928,000 – 31 December 2021), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note G for discussions relating to donor restrictions on the Institute's uncommitted balance.

NOTE J—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 September 2022 through 17 November 2022, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Institute's condensed financial statements as of 30 September 2022.

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2022 and 31 December 2021
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS (Note G)	$ 2,533	$ 2,623
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)		
Time deposits	33,195	35,911
ACCRUED REVENUE	–	3
ADVANCES FOR TECHNICAL ASSISTANCE	91	25
TOTAL	**$ 35,819**	**$ 38,562**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 109	$ 121
UNDISBURSED TECHNICAL ASSISTANCE (Note E)	27,424	26,343
TOTAL LIABILITIES	27,533	26,464
UNCOMMITTED BALANCES (RCIF-2), represented by:		
Net assets without donor restrictions	8,286	12,098
TOTAL	**$ 35,819**	**$ 38,562**

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
REVENUE		
From investments for liquidity purpose (Note C)	281	28
From other sources	–	(3)
Total	281	25
EXPENSES		
Technical assistance—net (Notes E and F)	(3,949)	(6,478)
Administrative expenses and financial expenses (Notes D and F)	(144)	(83)
Total	(4,093)	(6,561)
REVENUE LESS THAN EXPENSES	(3,812)	(6,536)
EXCHANGE (LOSSES) GAINS—net	(0)	1
DECREASE IN NET ASSETS	(3,812)	(6,535)
NET ASSETS AT BEGINNING OF PERIOD	12,098	25,226
NET ASSETS AT END OF PERIOD	$ 8,286	$ 18,691

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received on investments for liquidity purpose	284	30
Cash paid to other sources	–	(3)
Technical assistance disbursed	(2,926)	(1,532)
Administrative expenses paid	(164)	(100)
Net Cash Used in Operating Activities	(2,806)	(1,605)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	1,367,402	1,382,777
Purchases of investments for liquidity purpose	(1,364,686)	(1,382,808)
Net Cash Provided by (Used in) Investing Activities	2,716	(31)
Net Decrease in Due From Banks	(90)	(1,636)
Due from Banks at Beginning of Period	2,623	4,566
Due from Banks at End of Period	$ 2,533	$ 2,930

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2022 and 2021
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2021 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2022 and 2021 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2022 and 31 December 2021 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2022, based on the portfolio held at the beginning and end of each month, was 1.1% (0.1% – 2021).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2022 and 31 December 2021 is as follows:

($ thousand)

	Total	Fair Value Measurements		
		Level 1	Level 2	Level 3
30 September 2022				
Investments for liquidity purpose				
Time deposits	$ 33,195	$ –	$ 33,195	$ –
31 December 2021				
Investments for liquidity purpose				
Time deposits	$ 35,911	$ –	$ 35,911	$ –

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note F for service fees during the nine months ended 30 September 2022 and 2021.

continued

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2022 and 31 December 2021 are as follows:

($ thousand)

	30 September 2022	31 December 2021
Payable to:		
Ordinary capital resources—net	$ 32	$ 39
Technical Assistance Special Fund—net	40	72
Trust Funds—net	37	1
Total	$ 109	$ 112

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical assistance (TA) is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly. During the nine months ended 30 September 2022, four TA projects and four supplementary TA (five TA projects and five supplementary TA – 2021) became effective resulting in a total TA expense of $3,949,000 ($6,478,000 – 2021), net of $991,000 ($22,000 – 2021) undisbursed TA that were reversed as reduction in TA expenses. There was no TA expense related to ADB's COVID-19 response ($1,730,000 – 2021).

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated.

NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the nine months ended 30 September 2022 and 2021 are as follows:

($ thousand)

	2022	2021
Consultants	$ 3,259	$ 5,343
Trainings and seminars	1,262	381
Studies	12	106
Other Expenses—net[a]	(584)	648
Total	$ 3,949	$ 6,478

[a] Net of amounts reversed as reduction in TA expenses (See Note E).

Administrative expenses and financial expenses paid

Administrative expenses include service fees to OCR, which are incurred for management and general supporting activities. For the nine months ended 30 September 2022, service fees to OCR (Note D) amounted to $143,000 ($82,000 – 2021) and financial expenses amounted to $1,000 ($1,000 – 2021).

continued

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of RCIF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, RCIF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2022, the RCIF has liquidity of $35,728,000 ($38,534,000 – 31 December 2021) consisting of DUE FROM BANKS of $2,533,000 ($2,623,000 – 31 December 2021) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $33,195,000 ($35,911,000 – 31 December 2021), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2022 through 17 November 2022, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the RCIF's condensed financial statements as of 30 September 2022.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2022 and 31 December 2021
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS (Note G)	$ 2,450	$ 2,379
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)		
Time deposits	35,746	38,443
ACCRUED REVENUE	–	3
ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS (Note D)	154	74
TOTAL	**$ 38,350**	**$ 40,899**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 101	$ 104
UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS (Note E)	18,257	21,077
TOTAL LIABILITIES	18,358	21,181
UNCOMMITTED BALANCES (CCF-2), represented by:		
Net assets without donor restrictions	19,992	19,718
TOTAL	**$ 38,350**	**$ 40,899**

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
REVENUE		
From investments for liquidity purpose (Note C)	300	31
From other sources	11	0
Total	311	31
EXPENSES		
Technical assistance (Notes E and F)	763	267
Administrative expenses and financial expenses (Notes D and F)	(799)	(289)
Total	(36)	(22)
REVENUE IN EXCESS OF EXPENSES	275	9
EXCHANGE (LOSSES) GAINS—net	(1)	0
INCREASE IN NET ASSETS	274	9
NET ASSETS AT BEGINNING OF PERIOD	19,718	26,903
NET ASSETS AT END OF PERIOD	$ **19,992**	$ **26,912**

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received on investments for liquidity purpose	303	32
Cash received from other activities	11	0
Technical assistance and grants disbursed	(2,127)	(1,801)
Administrative and financial expenses paid	(813)	(307)
Net Cash Used in Operating Activities	(2,626)	(2,076)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	1,459,826	1,459,930
Purchases of investments for liquidity purpose	(1,457,129)	(1,459,962)
Net Cash Provided by (Used in) Investing Activities	2,697	(32)
Net Increase (Decrease) in Due From Banks	71	(2,108)
Due from Banks at Beginning of Period	2,379	5,373
Due from Banks at End of Period	$ 2,450	$ 3,265

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2022 and 2021
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2021 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2022 and 2021 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2022 and 31 December 2021 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2022, based on the portfolio held at the beginning and end of each month, was 1.1% (0.1% – 2021).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2022 and 31 December 2021 is as follows:

($ thousand)

	Total	Fair Value Measurements		
		Level 1	Level 2	Level 3
30 September 2022				
Investments for liquidity purpose				
Time deposits	$ 35,746	$ –	$ 35,746	$ –
31 December 2021				
Investments for liquidity purpose				
Time deposits	$ 38,443	$ –	$ 38,443	$ –

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note F for service fees during the nine months ended 30 September 2022 and 2021.

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2022 and 31 December 2021 are as follows:

($ thousand)

	30 September 2022	31 December 2021
Receivable from:		
Trust Funds	$ 35	$ 17
Payable to:		
Ordinary capital resources	$ 54	$ 56
Technical Assistance Special Fund—net	42	38
Trust Funds	5	–
Total	$ 101	$ 94

NOTE E—TECHNICAL ASSISTANCE, GRANTS, AND UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS

Technical assistance (TA) and grants are recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project or grant, any undisbursed committed balance is reversed. TA or grant expenses are also reversed accordingly. During the nine months ended 30 September 2022, one TA project (nil – 2021) became effective resulting in a total TA expense of -$763,000 (-$267,000 – 2021), net of $913,000 ($267,000 – 2021) undisbursed TA that were reversed as reduction in TA expenses.

Undisbursed TA and grants are denominated in US dollars and represent effective TA projects and grants not yet disbursed and unliquidated.

NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the nine months ended 30 September 2022 and 2021 is as follows:

($ thousand)

	2022	2021[a]
Consultants	$ 143	$ –
Trainings and seminars	–	–
Other expenses	(906)	(267)
Total	$ (763)	$ (267)

[a] Represents amount written back as reduction in TA (See Note E).

continued

Administrative expenses

Administrative expenses include consultants and service fees to OCR, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the nine months ended 30 September 2022 and 2021:

($ thousand)

	2022	2021
Consultants	$ 695	$ 203
Service fees to OCR (Note D)	103	86
Financial expenses	1	0
Total	$ 799	$ 289

0 = Less than $500.

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of CCF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, CCF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2022, the CCF has liquidity of $38,196,000 ($40,822,000 – 31 December 2021) consisting of DUE FROM BANKS of $2,450,000 ($2,379,000 – 31 December 2021) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $35,746,000 ($38,443,000 – 31 December 2021), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2022 through 17 November 2022, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the CCF's condensed financial statements as of 30 September 2022.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2022 and 31 December 2021
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS (Note H)	$	17,545	$	14,170
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)				
Time deposits		33,866		41,569
ACCRUED REVENUE		–		3
ADVANCES FOR GRANTS (Note E)		11,663		36,543
TOTAL	**$**	**63,074**	**$**	**92,285**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	0	$	19
UNDISBURSED GRANTS (Note E)		14,706		36,585
TOTAL LIABILITIES		14,706		36,604
UNCOMMITTED BALANCES (APDRF-2 and Note F), represented by:				
Net assets without donor restrictions		21,184		27,639
Net assets with donor restrictions		27,184		28,042
TOTAL	**$**	**63,074**	**$**	**92,285**

Note: 0 = less than $500.
The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ –	$ 15,000
REVENUE		
From investments for liquidity purpose (Note C)	294	27
From other sources	9	0
NET ASSETS RELEASED FROM		
ASSETS WITH DONOR RESTRICTIONS (Note F)	858	3,000
Total	1,161	18,027
EXPENSES		
Grants (Note E)	(6,352)	(4,902)
Administrative expenses (Notes D and G)	(1,269)	(673)
Total	(7,621)	(5,575)
REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(6,460)	12,452
EXCHANGE GAINS (LOSSES)—net	5	(115)
(DECREASE) INCREASE IN NET ASSETS		
WITHOUT DONOR RESTRICTIONS	(6,455)	12,337
CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS		
NET ASSETS RELEASED TO		
ASSETS WITHOUT DONOR RESTRICTIONS (Note F)	(858)	(3,000)
DECREASE IN NET ASSETS		
WITH DONOR RESTRICTIONS	(858)	(3,000)
(DECREASE) INCREASE IN NET ASSETS	(7,313)	9,337
NET ASSETS AT BEGINNING OF PERIOD	55,681	46,626
NET ASSETS AT END OF PERIOD	$ 48,368	$ 55,963

Note: 0 = less than $500.
The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 15,000
Interest received on investments for liquidity purpose	297	29
Cash received from other sources	9	0
Grants disbursed	(3,346)	(11,401)
Administrative expenses paid	(1,288)	(641)
Net Cash (Used in) Provided by Operating Activities	(4,328)	2,987
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	1,435,203	1,331,238
Purchases of investments for liquidity purpose	(1,427,500)	(1,337,767)
Net Cash Provided by (Used in) Investing Activities	7,703	(6,529)
Net Increase (Decrease) in Due From Banks	3,375	(3,542)
Due from Banks at Beginning of Period	14,170	18,010
Due from Banks at End of Period	$ 17,545	$ 14,468

Note: 0 = less than $500.
The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2022 and 2021
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2021 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2022 and 2021 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

The APDRF reports donor's contributed cash and other assets as support without donor restrictions as these are made available to the APDRF without conditions other than for the purposes of pursuing the objectives of the APDRF.

The APDRF reports donor's contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, *"Fair Value Measurement"* defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2022 and 31 December 2021 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2022, based on the portfolio held at the beginning and end of each month, was 1.1% (0.1% – 2021).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2022 and 31 December 2021 is as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 September 2022				
Investments for liquidity purpose				
Time deposits	$ 33,866	$ –	$ 33,866	$ –
31 December 2021				
Investments for liquidity purpose				
Time deposits	$ 41,569	$ –	$ 41,569	$ –

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the APDRF. The service fee is set at 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. See Note G for service fees during the nine months ended 30 September 2022 and 2021. As of 30 September 2022, less than $500 ($9,000 – 31 December 2021) was payable to OCR which is included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

continued

NOTE E—GRANTS AND RELATED UNDISBURSED GRANTS

Grants are recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a grant, the corresponding undisbursed committed balance, if any, is reversed into Grants expense. During the nine months ended 30 September 2022, four grants (three grants – 2021) became effective resulting in a total Grants expense of $6,352,000 ($4,902,000 – 2021), net of $178,000 ($98,000 – 2021) undisbursed grants that were reversed as reduction in Grants expenses. $858,000 ($3,000,000 – 2021) in Grants expenses relate to ADB's COVID-19 response.

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. The undisbursed grants of $14,706,000 as of 30 September 2022 ($36,585,000 – 31 December 2021) includes $11,663,000 ($36,543,000 – 31 December 2021) advances for grants.

NOTE F—CONTRIBUTIONS AND UNCOMITTED BALANCES

In May 2020, the APDRF received $75,000,000 from the Government of Japan which was earmarked for ADB's response to the COVID-19 pandemic. Contributions received for specific purpose or grant programs are classified as support with donor restrictions. The net assets with donor restrictions as of 30 September 2022 amounted to $27,184,000 ($28,042,000 – 31 December 2021).

Net assets released to assets without donor restrictions relate to grants for COVID-19 pandemic response which became effective and have satisfied the conditions specified by the donor. During the nine months ended 30 September 2022, net assets released to assets without donor restrictions amounted to $858,000 ($3,000,000 – 2021).

Uncommitted balances comprise amounts which have not been committed by ADB as of 30 September 2022 and 31 December 2021.

NOTE G—ADMINISTRATIVE EXPENSES

The administrative expenses generally include service fees to OCR which are incurred for management and general supporting activities. For the nine months ended 30 September 2022, service fees to OCR (Note D) amounted to $1,269,000 ($673,000 – 2021).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of APDRF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, APDRF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2022, APDRF has liquidity of $51,411,000 ($55,739,000 – 31 December 2021) consisting of DUE FROM BANKS of $17,545,000 ($14,170,000 – 31 December 2021) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $33,866,000 ($41,569,000 – 31 December 2021), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note F for discussions relating to donor restrictions on the APDRF's uncommitted balance.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2022 through 17 November 2022, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the APDRF's condensed financial statements as of 30 September 2022.

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2022 and 31 December 2021
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS (Note H)	$	2,642	$	2,815
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)				
Time deposits		7,229		7,666
ACCRUED REVENUE		–		0
DUE FROM CONTRIBUTORS (Note F)		–		1,699
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS		4		–
TOTAL	**$**	**9,875**	**$**	**12,180**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	18	$	75
UNDISBURSED TECHNICAL ASSISTANCE (Note E and G)		6,986		8,704
TOTAL LIABILITIES		7,004		8,779
UNCOMMITTED BALANCES (FSDPSF-2), represented by:				
Net assets without donor restrictions		2,871		3,401
TOTAL	**$**	**9,875**	**$**	**12,180**

0 = Less than $500
The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
REVENUE		
From investments for liquidity purpose (Note C)	62	6
From other sources	4	4
Total	66	10
EXPENSES		
Technical assistance—net (Notes E and G)	(475)	(612)
Administrative and financial expenses (Notes D and G)	(110)	(80)
Total	(585)	(692)
REVENUE LESS THAN EXPENSES	(519)	(682)
EXCHANGE LOSSES—net	(11)	(7)
DECREASE IN NET ASSETS	(530)	(689)
NET ASSETS AT BEGINNING OF PERIOD	3,401	3,219
NET ASSETS AT END OF PERIOD	$ 2,871	$ 2,530

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2022 and 2021
Expressed in Thousands of US Dollars

	2022	**2021**
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 1,688	$ 211
Interest received on investments for liquidity purpose	63	7
Cash received from other sources	4	4
Technical assistance disbursed	(2,243)	(1,627)
Administrative and financial expenses paid	(122)	(101)
Net Cash Used in Operating Activities	(610)	(1,506)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	298,597	310,112
Purchases of investments for liquidity purpose	(298,160)	(310,119)
Net Cash Provided by (Used in) Investing Activities	437	(7)
Net Decrease in Due From Banks	(173)	(1,513)
Due from Banks at Beginning of Period	2,815	4,447
Due from Banks at End of Period	$ 2,642	$ 2,934

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2022 and 2021
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2021 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2022 and 2021 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Financial Sector Development Partnership Special Fund (FSDPSF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2022 and 31 December 2021 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2022, based on the portfolio held at the beginning and end of each month, was 1.1% (0.1% – 2021).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2022 and 31 December 2021 is as follows:

($ thousand)

| | Total | | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 September 2022				
Investments for liquidity purpose				
Time deposits	$ 7,229	$ –	$ 7,229	$ –
31 December 2021				
Investments for liquidity purpose				
Time deposits	$ 7,666	$ –	$ 7,666	$ –

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. See Note G for service fees during the nine months ended 30 September 2022 and 2021.

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2022 and 31 December 2021 are as follows:

($ thousand)

	30 September 2022	31 December 2021
Receivable from:		
Technical Assistance Special Fund	$ 4	$ –
Payable to:		
Ordinary capital resources–net	$ 18	$ 35
Technical Assistance Special Fund	–	31
Total	$ 18	$ 66

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical assistance (TA) is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly. During the nine months ended 30 September 2022, two TA projects and four supplementary TA (one TA project and two supplementary TA – 2021) became effective resulting in a total TA expense of $475,000 ($612,000 – 2021), net of $650,000 ($138,000 – 2021) undisbursed TA that were reversed as reduction in TA expenses.

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated.

NOTE F—CONTRIBUTIONS

In November 2021, the Government of Luxembourg committed contribution of EUR1,500,000 (equivalent to $1,738,000 at the time of commitment and $1,699,000 as of 31 December 2021) which was transferred to the FSDPSF in March 2022. The amount committed in 2021 was reported in the Statement of Financial Position as DUE FROM CONTRIBUTORS as of 31 December 2021.

NOTE G—EXPENSES

Technical assistance–net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the nine months ended 30 September 2022 and 2021 are as follows:

($ thousand)

	2022	2021
Consultants	$ 981	$ 545
Trainings and Seminars	89	130
Studies	14	–
Other expenses–net[a]	(609)	(63)
Total	$ 475	$ 612

[a] Net of amounts reversed as reduction of TA expenses (See Note E).

continued

Administrative and financial expenses

Administrative and financial expenses include service fees to OCR and financial expenses, which are incurred for management and general supporting activities. The table below summarizes administrative and financial expenses for the nine months ended 30 September 2022 and 2021:

($ thousand)

	2022	2021
Service fees to OCR (Note D)	$ 109	$ 80
Financial expenses	1	0
Total	$ 110	$ 80

0 = Less than $500.

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of FSDPSF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, FSDPSF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2022, FSDPSF has liquidity of $9,871,000 ($10,481,000 – 31 December 2021) consisting of DUE FROM BANKS of $2,642,000 ($2,815,000 – 31 December 2021) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $7,229,000 ($7,666,000 – 31 December 2021), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2022 through 17 November 2022, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the FSDPSF's condensed financial statements as of 30 September 2022.